UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PhenomeX Inc.

(Name of Subject Company)

PhenomeX Inc.

(Name of Person Filing Statement)

Common Stock, $0.00005 par value per share

(Title of Class of Securities)

084310101

(CUSIP Number of Class of Securities)

Scott Chaplin

Chief Legal Officer

PhenomeX Inc.

5858 Horton Street, Suite 320

Emeryville, California, 94608

(510) 858-2855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

With copies to:

Damien Zoubek, Esq.

Oliver Board, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, Floor 31

New York, NY 10022

(212) 277-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is PhenomeX Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 5858 Horton Street, Suite 320, Emeryville, California, 94608. The Company’s telephone number at this address is (510) 858-2855.

(b)	Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.00005 per share, of the Company (the “Company Common Stock”). As of the close of business on August 29, 2023, there were 99,823,220 shares of Company Common Stock (the “Shares”) issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information” above.

(b)	Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Bird Mergersub Corporation, a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Bruker Corporation, a Delaware corporation (“Parent” or “Bruker”), to purchase all of the outstanding Shares at a purchase price of $1.00 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 31, 2023 (as amended or supplemented from time to time in accordance with the Merger Agreement described below, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and any amendments or supplements thereto from time to time in accordance with the Merger Agreement described below, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 17, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. The consummation of the Offer is subject to various conditions, including that, as of the expiration of the Offer, the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer, together with the Shares then owned by Merger Sub, represents at least one Share more than 50% of the then outstanding Shares. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares in the Offer, unless another date, time or place is agreed to in writing by Parent and the Company, and subject to the satisfaction or waiver of certain customary conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Company”) and a direct wholly owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), all then outstanding Shares (other than (i) shares of Company Restricted Stock (as defined below), which will be treated as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity Awards in the Transactions”, (ii) Shares owned by the Company as treasury stock, (iii) Shares directly owned by Parent or Merger Sub or by any direct or indirect wholly owned subsidiary of the Company or any direct or indirect wholly owned subsidiary of Parent (other than Merger Sub) or of Merger Sub, (iv) Shares irrevocably accepted for payment by Merger Sub in the Offer or (v) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of

Delaware (the “DGCL”)), will be converted automatically into, and will thereafter represent only the right to receive, an amount equal to the Offer Price, without interest (the “Merger Consideration”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity Awards in the Transactions” below for a description of the treatment of options to purchase Shares (“Company Options”), Shares subject to forfeiture conditions or repurchase options (at no more than cost) (“Company Restricted Stock”) and restricted stock units that convey the right to receive Shares (“Company RSUs,” and collectively with the Company Options and Company Restricted Stock, “Company Equity Awards”). As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions”.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the irrevocable acceptance for payment by Merger Sub in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is Shares that represent one Share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

The terms and conditions of the Offer are described in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. As set forth in the Offer to Purchase, the principal executive office of each of Parent and Merger Sub is located at 40 Manning Road, Billerica, MA 01821, and the telephone number at such principal executive office is (978) 663-3660. The Offer is also described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time in accordance with the Merger Agreement, the “Schedule TO”), which was filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on August 31, 2023.

The Merger Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

For the reasons described in more detail below, the board of directors of the Company (the “Company Board” or the “Board”) unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The foregoing descriptions of the Merger Agreement and the Offer do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or any of its affiliates, on the one hand, and (ii)(x) any of the Company’s executive officers, directors or affiliates, or (y) Parent or Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent and Merger Sub

Merger Agreement

On August 17, 2023, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer set forth in Section 15 of the Offer to Purchase, respectively, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement and the above description have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about the Company, Parent, Merger Sub or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, the Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that has been, is or will be contained in, or incorporated by reference into, the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and other documents that the Company files with the SEC.

Non-Disclosure Agreement

The Company and Parent entered into a confidentiality agreement dated as of July 11, 2023 (the “Non-Disclosure Agreement”). As a condition to being furnished Evaluation Information (as defined in the Non-Disclosure Agreement) Parent agreed that such Evaluation Material will be kept by it and representatives confidential and will be used solely for the purpose of evaluating, negotiating, documenting and potentially consummating a possible transaction involving the Company. The Non-Disclosure Agreement contains customary standstill provisions with a term of twelve months that would terminate before the expiration of such term in certain situations, including the entry by the Company into a definitive acquisition agreement with a bona fide third party pursuant to which such third party agrees to acquire at least a majority of the outstanding voting securities of the Company. The Non-Disclosure Agreement expires on the two-year anniversary of the date of the Non-Disclosure Agreement.

The foregoing summary and description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Support Agreement

On August 17, 2023, in connection with the execution of the Merger Agreement, Parent, Merger Sub, and the Company entered into a tender and support agreement (the “Support Agreement”) with Dr. Igor Khandros and Susan Bloch, under which such stockholders agreed, among other things, and subject to the terms thereof, to tender all of their Shares into the Offer. As of August 29, 2023, these stockholders held, collectively, approximately 9% percent of the Shares. The Support Agreement will terminate in certain circumstances, including, among others, if the Merger Agreement is terminated.

The foregoing summary and description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement which is filed as Exhibit (e)(4) hereto respectively and are incorporated herein by reference.

Promissory Note

In connection with the execution of the Merger Agreement, Parent, the Company and IsoPlexis Corporation (“IsoPlexis”), a wholly owned subsidiary of the Company, entered into a promissory note (“Promissory Note”), dated as of August 17, 2023, pursuant to which the Company and IsoPlexis intend to incur indebtedness in an aggregate principal amount up to $14,000,000, consisting of (1) a Tranche A term loan in an amount up to $5,000,000 to be funded on August 31, 2023, (2) a Tranche B term loan in an amount up to $5,000,000, plus amounts not previously funded under the Tranche A term loan to be funded on September 15, 2023 (or if earlier, the first date after August 31, 2023 on which unrestricted cash of IsoPlexis and the Company falls below $10,000,000), and (3) a Tranche C term loan in an amount up to $4,000,000, plus amounts not previously funded under the Tranche A term loan and Tranche B term loan to be funded on September 29, 2023 (or if earlier, the first date after September 15, 2023 on which unrestricted cash of IsoPlexis and the Company falls below $10,000,000). Amounts outstanding under the Promissory Note will bear interest at a rate per annum equal to the Bank of America “prime rate” plus 0.50%. The Promissory Note matures on October 16, 2023, unless otherwise extended in accordance with its terms, and is secured by a lien on substantially all assets of the Company and IsoPlexis.

The foregoing summary and description of the Promissory Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Promissory Note, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

The Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. The Board was aware of and considered these interests, and in the course of making the determination that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and its stockholders and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board was also aware of and considered these interests. These interests include:

•

the accelerated vesting and cash-out of equity-based awards held by directors and executive officers in connection with the Transactions in accordance with the terms of the Merger Agreement (as described below in “—Treatment of Equity Awards in the Transactions”);

•

certain contractual change in control benefits to Dr. Kadia under his employment agreement and severance payments and benefits in the event an executive officer experiences a covered termination of employment (as described below in “—Change in Control Severance Arrangements”);

•	the payment of cash retention bonuses for certain executive officers in the event they remain employed for thirty days after the Merger closing date (as described below in “—Retention Letters”); and

•

the entitlement to the indemnification, expense advancement and exculpation benefits in favor of the directors and executive officers of the Company (as described below in “—Indemnification and Exculpation of Directors and Officers”).

Treatment of Shares in the Transactions

Each of the Company’s executive officers and directors hold Shares. If the executive officers and directors of the Company who own Shares were to tender their Shares for purchase pursuant to the Offer, they would receive the same consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares for purchase pursuant to the Offer. If the Merger occurs, at the Merger Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered in the Offer will be entitled to receive the same consideration per Share on the same terms and conditions as the other stockholders of the Company whose Shares are converted into the right to receive the Merger Consideration in the Merger.

As described above under “—Support Agreement”, pursuant to the Support Agreement, Igor Khandros and Susan Bloch have agreed, among other things, to tender all of their Shares into the Offer.

As of August 29, 2023, the executive officers and directors of the Company beneficially owned, in the aggregate, 10,219,305 Shares, excluding Shares of Company Restricted Stock, Shares issuable upon exercise of Company

Options and Shares issuable with respect to Company RSUs. If the Transactions are consummated, the executive officers and directors would be entitled to receive an aggregate amount of $10,219,305 in cash in respect of such Shares, subject to any required withholding of taxes and without interest.

The following table sets forth, as of August 29, 2023, the consideration that each executive officer or director would be entitled to receive in respect of his or her outstanding Shares in the Transactions.

Name	Number of Shares(1)	Consideration Payable in Respect of Shares
Executive Officers
Siddhartha Kadia, Ph.D., Chief Executive Officer & Director(2)	645,294	$645,294
Mehul Joshi, Chief Financial Officer	65,013	$65,013

Directors
Greg Lucier	173,693	$173,693
Jessica Hopfield, Ph.D.	104,401	$104,401
Elizabeth Nelson	75,965	$75,965
Michael Mortitz	174,662	$174,662
Igor Khandros Ph.D.	9,005,863	$9,005,863
John Chiminski	41,240	$41,240
Peter Silvester	64,596	$64,596
TOTAL	10,350,727	$10,350,727

(1)

In calculating the number of Shares beneficially owned for this purpose, Company Restricted Stock, Shares underlying Company Options (whether or not they are currently exercisable) and any Company RSUs held by the individual are excluded.

(2)	Consists of 645,294 shares of common stock directly held by an irrevocable trust of which Dr. Kadia’s spouse is the sole trustee.

Treatment of Equity Awards in the Transactions

Each of the Company’s executive officers and directors holds outstanding Company Options and Company RSUs. At the Merger Effective Time, the Company Options, Shares of Company Restricted Stock, and Company RSUs will, in accordance with the terms of the Merger Agreement, at the Merger Effective Time, be treated in the following manner:

•

each Company Option, that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, will, as of immediately prior to the Merger Effective Time, be deemed to be fully vested and will be canceled (without any action on the part of the holder thereof), with the holder thereof becoming entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, without interest, equal to (i) the number of Shares of Company Common Stock for which such Company Option has not then been exercised as of immediately prior to the Merger Effective Time multiplied by (ii) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Option without interest and less any applicable withholding tax; provided that any Company Option with a per share exercise price that is equal to or greater than the Merger Consideration will, as of immediately prior to the Merger Effective Time, be canceled for no consideration and have no further force or effect;

•

each Share of Company Restricted Stock outstanding immediately prior to the Merger Effective Time will, as of immediately prior to the Merger Effective Time, be deemed to be fully vested and will be canceled (without any action on the part of the holder thereof), with the holder thereof becoming entitled to receive solely, in full satisfaction of the rights of such holder thereto, a lump-sum cash payment, without interest, equal to the Merger Consideration, less applicable withholding tax; and

•

each Company RSU that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, will, as of immediately prior to the Merger Effective Time, be deemed to be fully vested and will be canceled (without any action on the part of the holder thereof), with the holder thereof becoming entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum payment, without interest, equal to (i) the number of Shares of Company Common Stock subject to such award of Company RSUs as of immediately prior to the Merger Effective Time multiplied by (ii) the Merger Consideration, less applicable withholding tax.

The following table sets forth the cash consideration that each executive officer and director would be entitled to receive in respect of his or her outstanding Company RSUs, whether vested or unvested. The values shown were calculated assuming (i) a date of August 29, 2023, the assumed date of the closing of the Merger (the “assumed Merger closing date”) solely for purposes of this transaction-related compensation, (ii) that the price per Share was $1.00, which equals the per share Merger Consideration, (iii) as generally prohibited pursuant to the Merger Agreement, that no Shares or additional equity-based awards will be granted between the date of this Schedule 14D-9 and the assumed Merger closing date (except as to the issued Shares that will be purchased under the Company ESPP as described in the “Treatment of the Company’s Employee Stock Purchase Plan”), and (iv) that all Company Options held by executive officers and directors as of the date of this Schedule 14D-9 have an exercise price per share in excess of the per share Merger Consideration and are cancelled for no consideration. None of the Company’s executive officers and directors holds Shares of Company Restricted Stock.

Name	Number of Company Equity Awards(1)	Total Consideration for Company Equity Awards
Executive Officers
Siddhartha Kadia, Ph.D., Chief Executive Officer & Director	595,395	$595,395
Mehul Joshi, Chief Financial Officer	775,517	$775,517

Directors
Greg Lucier	70,000	$70,000
Jessica Hopfield, Ph.D.	74,836	$74,836
Elizabeth Nelson	70,000	$70,000
Michael Mortitz	70,000	$70,000
Igor Khandros Ph.D.	70,000	$70,000
John Chiminski	71,225	$71,225
Peter Silvester	140,000	$140,000

(1)

The number shown in this column represents the aggregate number of Shares underlying Company RSUs held by each executive officer or director. Company Options are not reflected in this column because all Company Options held by executive officers and directors have an exercise price per share in excess of the per share Merger Consideration.

Treatment of the Company’s Employee Stock Purchase Plan

The Merger Agreement provides that prior to the Merger Effective Time, the Company or the Board (or, if applicable, any committee thereof administering the Employee Stock Purchase Plan (the “Company ESPP”)), as applicable, will adopt resolutions and take all other necessary and appropriate actions so that (i) all outstanding purchase rights under the Company ESPP will automatically be exercised, in accordance with the terms of the Company ESPP, no later than five business days prior to the Merger Effective Time (the “Final Offering”), and (ii) the Company ESPP will terminate in its entirety immediately following such purchase and no further purchase rights will be granted under the Company ESPP thereafter. All Shares purchased in the Final Offering will be canceled at the Merger Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of the Merger Agreement. From the date of the Merger Agreement through the Merger Effective Time, the Company will not permit any additional purchase period to commence under the Company ESPP. The current ESPP offering period ends on September 6, 2023, and no new offering periods will begin after the date of the Merger Agreement.

Change in Control and Severance Arrangements

Each of the Company’s named executive officers (the “named executive officers”) is party to a Change in Control and Severance Agreement with the Company (each, a “Severance Agreement”).

The Transactions, if and when consummated, will constitute a change in control under the terms of each Severance Agreement. The change in control payments and benefits under the Severance Agreements are “double trigger” payments and benefits, meaning that no payments and benefits are provided solely as a result of a change in control, and the named executive officers do not become entitled to payments and benefits unless the named executive officer has a Covered Termination (as defined below).

Under the Severance Agreements, if a named executive officer’s employment with the Company is terminated without “cause” or the named executive officer resigns for “good reason” (as each is defined in the Severance Agreement), in either case, during the 45-day period (or 90-day period in the case of Dr. Kadia) prior to, or the 12-month period following a change in control (in each case, a “Covered Termination”), such named executive officer will be entitled to receive: (i) 12 months of continued base salary (or 18 months for Dr. Kadia), (ii) payment or reimbursement of the cost of continued healthcare coverage for 12 months (or 18 months for Dr. Kadia), (iii) an amount equal to 12 months of such named executive officer’s annual bonus for the year of termination assuming 100% of target performance (or 18 months for Dr. Kadia) and (iv) full accelerated vesting of any unvested equity awards (except for any performance awards). The foregoing severance benefits are subject to delivery of an executed release of claims against the Company and continued compliance with the Company’s confidentiality agreement. The Severance Agreements for the named executive officers (other than Dr. Kadia) were modified by the Retention Letters, as discussed under the “Retention Letters” section below.

If any of the amounts provided for under the Severance Agreement or otherwise payable to the named executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code, and could be subject to the related excise tax, the named executive officer would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The Severance Agreements do not provide for any tax gross-up payments in relation to Section 280G of the Code.

Under Dr. Kadia’s employment agreement with the Company, upon a change in control, in the event the “stock value” (as defined in his employment agreement) that Dr. Kadia is eligible to receive for the Shares subject to the Company Equity Awards that were granted to him in March 2022 (collectively, the “CEO Awards”) is less than $8,000,000 in the aggregate, then the Company will pay to Dr. Kadia a one-time cash bonus, less applicable tax withholding, equal to the difference between (i) $8,000,000 and (ii) the “stock value” in the change in control with respect to the Shares subject to the CEO Awards. If Dr. Kadia experiences a Covered Termination during the portion of the “change in control period” (as defined in his Severance Agreement) that precedes a change in control, then Dr. Kadia will remain eligible to receive such cash bonus, payable at the closing of the change in control. The Transactions, if and when consummated, will constitute a change in control under the terms of the Dr. Kadia’s employment agreement with the Company.

Retention Letters

In August 2023, the Company entered into retention letters with each named executive officer (other than Dr. Kadia) and other members of its senior leadership team (the “Retention Letters”). Under the Retention

Letters, the named executive officers are entitled to receive a cash retention bonus, less appliable tax withholding, in the amount of 100% of their annual base salary (or, in the case of Dr. Hobbs such amount less $100,000) (the “Retention Bonus”) if they remain continuously employed by the Company through the date that is thirty days following the consummation of a change in control (the “Trigger Date”). If the named executive officer receives a Retention Bonus, then the amount of the Retention Bonus offsets the “double-trigger” severance to which he may have otherwise be entitled under his Severance Agreement upon a Covered Termination. The Retention Letters further provide that if the named executive officers’ employment with the Company terminates for any reason before the Trigger Date or they otherwise fail to receive the Retention Bonus, the named executive officers will forfeit their Retention Bonus but will remain eligible to receive the payments and benefits under the Severance Agreement (without any offset). The Transactions, if and when consummated, will constitute a change in control under the Retention Letters.

Continuing Employees

Under the Merger Agreement, during the period commencing at the Merger Effective Time and ending on the first anniversary thereof (or if earlier, the date a Continuing Employee’s employment terminates for any reason) (such period, the “Continuation Period”), Parent will, or will cause the Surviving Company to, provide (i) annual base salary or hourly wage rate to each person who is an employee of the Company or any of its subsidiaries immediately prior to the Merger Effective Time and who is an employee of the Surviving Company or one of its subsidiaries following the Merger Effective Time (each, a “Continuing Employee”) that is no less favorable than the annual base salary or hourly wage rate for such Continuing Employee immediately prior to the Merger Effective Time and (ii) employee benefits to Continuing Employees that are comparable in the aggregate to either (at Parent’s sole discretion): (x) the employee benefits (other than defined benefit pension benefits, retiree welfare benefits, severance benefits, deferred compensation, retention arrangements, change-in-control arrangements, long-term incentive compensation, and equity and equity-based arrangements (collectively, the “Excluded Benefits”)) provided to such Continuing Employee immediately prior to the Merger Effective Time, or (y) the employee benefits (other than the Excluded Benefits) provided to similarly-situated employees of Parent and its subsidiaries from time to time during the Continuation Period.

With respect to all employee benefit plans of the Surviving Company and its subsidiaries in which any Continuing Employee will participate after the Merger Effective Time, Parent will, or will cause the Surviving Company to, use commercially reasonable efforts to recognize, for purposes of determining eligibility to participate and vesting, and solely with respect to vacation and paid time off, benefit accrual, each Continuing Employee’s service with the Company or any of its subsidiaries prior to the closing date of the Merger; provided that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

Parent will, or will cause the Surviving Company to, use commercially reasonable efforts to waive, or cause to be waived, all pre-existing conditions, limitations, exclusions, actively-at-work requirements, waiting periods and any other restrictions that would prevent immediate or full participation under any welfare benefit plan maintained by the Surviving Company or any of its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Merger Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements, waiting periods or other restrictions would not have been satisfied or waived under the comparable Company plan immediately prior to the Merger Effective Time. Parent will, or will cause the Surviving Company to, use commercially reasonable efforts to recognize the full dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Merger Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Merger Effective Time.

Unless otherwise directed in writing by Parent not later than ten business days prior to the closing date of the Merger, the Company will, at least one day prior to the Effective Time, terminate each Company benefit plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA (collectively, the “Terminating Plans”). The termination of the Terminating Plans will be effective immediately prior to the Merger Effective Time. Prior to the Merger Effective Time, the Company will provide Parent evidence that such resolutions to terminate the Terminating Plans have been adopted by the Company Board or the board of directors of a subsidiary of the Company, as applicable. The form and substance of such resolutions will be subject to review and approval by Parent, such approval not to be unreasonably withheld, conditioned or delayed.

No later than ten business days prior to the closing date of the Merger, the Company will provide Parent, for Parent’s review and approval, with calculations prepared to estimate the potential impact of Section 280G of the Code in respect of any payments or benefits provided or reasonably expected to be provided in connection with the Merger as well as an analysis of any strategies to mitigate the potential impact of Section 280G of the Code.

Nothing in the Merger Agreement will require Parent or any or its subsidiaries (including the Surviving Company) to retain the employment of any particular employee of the Company or any of its subsidiaries following the Merger Effective Time, or will constitute the establishment or adoption of or an amendment to any employee benefit plan or alter or limit the ability of Parent, the Surviving Company or any other subsidiary or affiliate of Parent to amend, modify or terminate any such plan or arrangement, and no person will be regarded for any purpose as a third party beneficiary of the Merger Agreement or have the right to enforce the provisions hereof.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and the Merger for each of the Company’s named executive officers in the Company’s most recent filing with the SEC (under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder) (collectively, the “Securities Act”) or Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) that required disclosure pursuant to Item 402(c) of Regulation S-K. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The table below assumes that (i) the Transactions, if and when consummated, will constitute a change in control under the Severance Agreements, the Retention Letters, and Dr. Kadia’s Company employment agreement, (ii) the acceptance of the Shares for payment pursuant to the Offer and the Merger Effective Time occur on August 29, 2023, which is the assumed Merger closing date solely for purposes of this golden parachute disclosure, and (iii) the employment of each named executive officer will terminate in a Covered Termination at such time. The amounts reported in the table regarding equity compensation are estimates based on the $1.00 per Share cash consideration payable in the Offer and subsequent Merger. In addition, all of the amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table. The payments and benefits under the Severance Agreements are contingent on the named executive officer’s execution of a release of claims in favor of the Company.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Siddhartha Kadia, Ph.D. Chief Executive Officer	$9,082,823	$595,395	$41,231	$9,719,449
Mehul Joshi Chief Financial Officer	$675,000	$775,517	$27,487	$1,478,004
Scott Chaplin Chief Legal Officer	$600,001	$370,973	$—	$970,974
Eric Hobbs, Ph.D. Executive Vice President, Global Operations and Business Transformation	$825,000	$205,363	$39,133	$1,069,496

(1)

The amounts in this column represent the estimated value of the cash severance payments that would be received by the named executive officer under the Severance Agreement in the event of a Covered Termination during the applicable change in control period, as described in the “Change in Control and Severance Arrangements” section above. These payments are considered “double-trigger” as they will only be payable in the event of a Covered Termination during the “change in control period”.

In addition, for Dr. Kadia, the amount in this column also represents the estimated value of the change in control bonus to which he is entitled under his employment agreement with the Company, as described in the “Change in Control and Severance Arrangements” section above. The estimated value of this bonus payment is $6,982,823. This payment is considered “single-trigger” as it will be payable upon a change in control, subject to Dr. Kadia satisfying the terms of his employment agreement, regardless of whether Dr. Kadia experiences a Covered Termination on or following the consummation of the change in control.

If Messrs. Joshi or Chaplin or Dr. Hobbs do not experience a Covered Termination as of the Merger Effective Time and instead remain employed through the Trigger Date, such named executive officers will become entitled to the Retention Bonus set forth below under their Retention Letters. This Retention Bonus will reduce the amount such named executive officer otherwise would be eligible to receive on a Covered Termination under his Severance Agreement by a corresponding amount. As a result, these amounts are not included in the estimated value in this column. These payments are considered “single-trigger” as they will be payable in the event of the consummation of a change in control (including the occurrence of the Merger Effective Time) and the named executive officer remaining employed through the Trigger Date and such payments are not conditioned upon the executive officer’s termination without cause or resignation for good reason within a limited time period following the change in control.

Name	Retention Bonus
Mehul Joshi	$450,000
Scott Chaplin	$400,001
Eric Hobbs	$350,800

(2)

The amounts in this column represent the aggregate amount payable pursuant to the Merger Agreement to each named executive officer in respect of Company RSUs awards. For named executive officers who remain employed through the Merger Effective Time, payments in respect of Company RSUs awards are considered “single-trigger” because the Surviving Company is not assuming these equity awards, and such payments will be payable in the event of the occurrence of the Merger Effective Time, subject to continued employment through such time, regardless of whether the named executive officer’s employment is terminated on or following the Merger Effective Time. For named executive officers who experience a Covered Termination during the applicable change in control period prior to the Merger Effective Time, these payments are considered “double-trigger” as they will be payable in the event of a Covered Termination prior to the Merger Effective Time during the applicable change in control period. Company Options are not reflected in this column because all Company Options held by named executive officers have an exercise price per share in excess of the per share Merger Consideration. The named executive officers do not hold Shares of Company Restricted Stock.

(3)

The amounts in this column represent the estimated value of the continued medical and welfare benefits that would be received by the named executive officer under the Severance Agreement in the event of a Covered Termination during the applicable change in control period, as described in the “Change in Control and Severance Arrangements” section above. These payments are considered “double-trigger” as they will only be payable in the event of a Covered Termination.

(4)

Each Severance Agreement provides that if any payments under the Severance Agreement or otherwise payable to the named executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subjected to the excise tax imposed by Section 4999 of the Code, they would be reduced to the maximum amount that can be paid without the imposition of an excise tax under Section 4999, but only if such reduction provides a higher benefit on an after-tax basis to the named executive officers. The amounts shown in the table do not reflect any such potential reduction.

Indemnification and Exculpation of Directors and Officers

Under Section 145 of the DGCL, Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

The Merger Agreement provides that for a period of six years from and after the Merger Effective Time, Parent must, and Parent must cause the Surviving Company to, (1) to the fullest extent permitted by applicable law, jointly and severally indemnify and hold harmless each current and former director, officer or employee of the Company or any of its subsidiaries (and any person who becomes a director, officer or employee of the Company or any of its subsidiaries prior to the Merger Effective Time) and each individual who serves or served at the request of the Company or any of its subsidiaries as a representative of another person (including any employee benefit plan) (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts incurred by such Indemnitee in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (a) the fact that an Indemnitee is or was a director, officer or employee of the Company or such subsidiary or serves or has served at the request of the Company or such subsidiary as a representative of another person (including any employee benefit plan) or (b) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer or employee of the Company or such subsidiary or taken at the request of the Company or such subsidiary (including in connection with serving at the request of the Company or such subsidiary as a representative of another person (including any employee benefit plan)), in each case under clause (a) or (b), at, or at any time prior to, the Merger Effective Time (including any action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification, advancement or reimbursement right of any Indemnitee) and (2) assume (in the case of the Surviving Company, in the Merger without any further action) all obligations of the Company and such subsidiaries to the Indemnitees in respect of indemnification, advancement and reimbursement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time as provided in the Company’s organizational documents and the organizational documents of such subsidiaries as in effect on the date of the Merger Agreement.

Additionally, the Merger Agreement provides that Parent, from and after the Merger Effective Time, will cause, unless otherwise required by law, the certificate of incorporation and bylaws of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to exculpation from liability, indemnification and advancement and reimbursement of expenses of directors, officers and employees and indemnification than are set forth as of the date of the Merger Agreement in the Company’s organizational documents, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

Additionally, the Merger Agreement provides that from and after the Merger Effective Time, Parent must, and must cause the Surviving Company to, pay, promptly after receipt by Parent of a written request by an Indemnitee, all costs and expenses of such Indemnitee in connection with matters for which such Indemnitee is eligible to be indemnified pursuant to the Merger Agreement in advance of the final disposition of such matter (including any action in connection with enforcing the indemnity and other obligations referred to in the Merger Agreement), subject to receipt of an undertaking to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification under the Merger Agreement.

The Merger Agreement obligates the Company to purchase, at or prior to the closing, in consultation with Parent, a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits in the aggregate as the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries with respect to matters existing or occurring prior to the Merger Effective Time, covering without limitation the Transactions.

Other Arrangements

To the best knowledge of the Company, except for certain agreements described in this Schedule 14D-9 between the Company and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Merger Sub or the Company, on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

At a meeting held on August 16, 2023, after careful discussion and consideration, the Transaction Committee unanimously recommended the Transactions to the Board, and the Board unanimously (1) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Transactions, including the Offer and the Merger, (2) determined that it is fair to and in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement and consummate the Transactions, and declared the Merger Agreement and Transactions advisable, (3) resolved that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL and the Merger be effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer and (4) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger

The Board, together with the Company’s management team and with the assistance of the Company’s advisors, has from time to time reviewed and considered various strategic and other opportunities available to the Company, potential operational changes and other ways to enhance value for its stockholders. As part of these reviews, during the two years prior to the Company’s entry into the Merger Agreement, the Board and the Company’s management team considered potential strategic alternatives, including strategic acquisitions and divestitures. None of the discussions during that time period progressed beyond preliminary phases other than as described below.

On October 20, 2022, the Board held a regularly scheduled meeting with members of the Company’s management in attendance. At the meeting, the Board determined that it would be beneficial to create a committee so that a smaller group of directors would be available to the Company’s management and advisors, including at times when it was not practicable to convene the full Board. The Board then created a committee of the Board (which we refer to as the “Transaction Committee”) for that purpose, comprised of independent directors John Chiminski (as Chairman of the Transaction Committee), Jessica Hopfield, Greg Lucier and Elizabeth Nelson. The Transaction Committee was not created to address any actual or perceived conflict of interest. The Board authorized the Transaction Committee to, among other things, (1) examine and discuss strategic alternatives with the Company’s management, (2) lead and provide guidance to the Company’s management with respect to the process of evaluating or pursuing any such strategic alternatives and (3) report back to the Board as appropriate with respect to any such strategic alternatives.

On December 21, 2022, the Company entered into a definitive agreement to acquire IsoPlexis Corporation (which we refer to as “IsoPlexis”) in an all-stock transaction and, at the same time, entered into a non-binding term sheet providing for the rollover of IsoPlexis’s $50 million credit facility. The acquisition of IsoPlexis (which, like the Company, had experienced losses since its inception) was consummated on March 21, 2023. The Company was ultimately unable to negotiate binding terms for the rollover of the IsoPlexis credit facility, and in connection with the acquisition the Company instead amended and restated its existing credit agreement with

East West Bank (which we refer to as “EWB”) to increase the size of the term loan with EWB from $20.0 million to $70.0 million, of which $52.5 million was used to repay indebtedness of IsoPlexis. The credit agreement with EWB required the Company to maintain $70.0 million of cash at all times in a deposit account with EWB that was subject to an assignment of deposit. In the period leading up to the consummation of the IsoPlexis transaction, the Company engaged a debt advisor to explore obtaining other financing alternatives to the EWB facility, but, including because of the tightening of credit markets following the signing of the Merger Agreement for the IsoPlexis transaction, was unable find any alternatives on more favorable terms.

On April 29, 2023, Frank Laukien, Chairman, President and Chief Executive Officer of Bruker, sent an email to Greg Lucier, Chairman of the Company, requesting an introduction to Siddhartha Kadia, the Company’s Chief Executive Officer, to discuss potential opportunities between the two companies. Several days later, on May 2, 2023, Dr. Laukien and Mr. Lucier had a telephone call during which Mr. Lucier told Dr. Laukien that, while the Board was not likely to be interested in a sale of the Company at that time given its depressed share price, the Company would be open to a strategic investment by a third party if mutually acceptable terms could be agreed. Following an introduction by Mr. Lucier, Dr. Laukien called Dr. Kadia on May 7, 2023 and told him that he had been following the Company for some time and was interested in getting to know the Company’s business better and exploring a potential strategic partnership between the two companies.

On May 14, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team in attendance to discuss various strategic alternatives for the Company, including divestitures, capital raising and a sale of the Company, in light of the Company’s liquidity situation, continuing cash burn and lack of a near-term path to profitability. Mehul Joshi, the Company’s Chief Financial Officer, provided the Transaction Committee with an update on the Company’s current financial status, including expected 2023 revenue and cash projections based on various factors that could occur in the coming months. Mr. Joshi also discussed with the Transaction Committee the potential impact on compliance with the financial covenants in the Company’s credit facility with EWB, and the Transaction Committee and management considered various options associated with the facility. The Transaction Committee determined to engage a financial advisor in order to get both a market check on the Company’s view of strategic alternatives as well as an independent view on other potential alternatives not yet considered by management, and instructed management to seek proposals from a number of investment banks.

On May 15, 2023, the Company filed its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023. The Company reported a consolidated net loss of $23.4 million for that period and disclosed that its liquidity position raised substantial doubt about the Company’s ability to continue as a going concern within the following year.

On May 21, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team in attendance to discuss the proposals that had been received from the potential financial advisors that had been contacted by the Company’s management. Following review and discussions of these proposals, the Transaction Committee determined that it would seek to engage William Blair & Company, L.L.C. (which we refer to as “William Blair”) as financial advisor, subject to the negotiation of an acceptable engagement letter.

On May 24, 2023, Mark Munch, President of Bruker Nano Group and Corporate Executive Vice President of Bruker, had dinner with Dr. Kadia. At the dinner, Dr. Munch told Dr. Kadia that he had been following IsoPlexis and the Company for some time and asked about further opportunities for disciplined cost management following the closing of the acquisition of IsoPlexis by the Company. Dr. Munch also told Dr. Kadia that Bruker was interested in learning more about the Company’s technology and, the following day, Dr. Munch visited one of the Company’s laboratories for a demonstration of the Company’s technology.

On May 26, 2023, a representative of a financial sponsor (which we refer to as “Financial Sponsor A”) called Dr. Kadia to express an interest in a potential transaction with the Company. Later that day, at Dr. Kadia’s request, the representative of Financial Sponsor A sent a draft confidentiality agreement to Dr. Kadia.

On May 30, 2023, Mr. Lucier sent an email to Dr. Laukien to inform him that the Company had engaged a financial advisor to assist with its exploration of strategic alternatives.

On May 31, 2023, the Company and William Blair entered into an engagement letter providing for the engagement of William Blair as financial advisor to the Company in connection with advising the Company on potential strategic alternatives. The terms of such engagement are described in more detail in “—Opinion of the Company’s Financial Advisor”.

On June 1, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team and representatives of William Blair in attendance to discuss the structure of a potential dual track process that would enable the Company to pursue both financing opportunities and a potential sale of the Company. After discussion, the Transaction Committee instructed the Company’s management team and William Blair to prepare a confidential information memorandum that could be provided to interested parties. Mr. Lucier then provided the Transaction Committee with an update on his discussion with Bruker earlier that week, and the Transaction Committee authorized William Blair to engage with Bruker to determine their interest in a potential strategic investment in the Company.

Also on June 1, 2023, Mr. Lucier had a call with a representative of Financial Sponsor A. During the call, the representative of Financial Sponsor A expressed an interest in a potential strategic transaction with the Company, including a debt or equity investment or an acquisition of the Company. On June 5, 2023, Dr. Kadia had a call with the representative of Financial Sponsor A to further discuss the possibility of a strategic transaction between the two parties and, following the call, Dr. Kadia introduced representatives of Financial Sponsor A to representatives of William Blair.

On June 6, 2023, a representative of the Company sent a draft confidentiality agreement to a representative of Financial Sponsor A (noting that the Company had prepared the draft in connection with the strategic alternatives process) and, over the next ten days, the parties negotiated the terms of the confidentiality agreement.

Also on June 6, 2023, representatives of William Blair had a call with representatives of Perella Weinberg Partners, Bruker’s financial advisor (which we refer to as “PWP”), during which call the representatives of PWP presented a verbal proposal from Bruker for a $70 million loan to replace the Company’s existing facility with EWB and an acquisition of 4.9% of the outstanding Shares and warrants to acquire an additional 15% of the fully diluted equity interests in the Company. The representatives of PWP told the representatives of William Blair that Bruker was also interested in an acquisition of the Company in lieu of an investment.

On June 9, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team and representatives of William Blair in attendance to receive an update on the strategic alternatives process. At the meeting, a representative of William Blair informed the Transaction Committee about the verbal proposal from Bruker, and noted that Bruker had also expressed an interest in an acquisition of the Company in lieu of an investment. The representative of William Blair also reported that Financial Sponsor A had also expressed an interest in a potential strategic transaction and had requested a meeting with the Company’s management team to learn more about the Company. Next, the Transaction Committee considered with the members of the Company’s management team and representatives of William Blair additional strategic parties and financial sponsors who might be interested in a potential strategic transaction with the Company, and instructed them to reach out to a number of these parties as well as continuing to engage with Bruker and Financial Sponsor A. During the following weeks, the members of the Company’s management team and representatives of William Blair reached out to a total 17 strategic parties (in addition to Bruker) and 15 financial sponsors (in addition to Financial Sponsor A) to solicit interest in a potential investment in or acquisition of the Company.

On June 15, 2023, the Transaction Committee and the Board held a joint meeting by videoconference with members of the Company’s management team and representatives of William Blair in attendance to receive an update on the strategic alternatives process. At the meeting, the representatives of William Blair provided a comparison of the verbal proposal from Bruker against the Company’s facility with EWB.

On June 16, 2023, Financial Sponsor A executed a confidentiality agreement with the Company. The confidentiality agreement included a customary standstill provision that would terminate if, among other things, the Company entered into an agreement providing for a change of control transaction with a third party. Over the coming weeks representatives of Company management and William Blair had numerous calls and meetings with representatives of Financial Sponsor A regarding due diligence.

Also on June 16, 2023, Dr. Kadia contacted the Chief Executive Officer of a strategic party (which we refer to as “Strategic Party A”) to discuss the possibility of an investment by Strategic Party A in the Company.

On June 17, 2023, a representative of PWP sent a letter of intent (which we refer to as the “June 17 LOI”) to representatives of William Blair proposing terms for an investment by Bruker in the Company, including (1) a $70 million term loan with three-year maturity, an interest rate equal to the prime rate most recently announced by Bank of America plus 0.5% and a 2% upfront fee, (2) an acquisition by Bruker of 4.9% of the outstanding Shares at a price per share equal to the volume weighted average price of the Shares over the five-trading period prior to the signing of a definitive agreement with respect to the proposed investment and (3) warrants to purchase 15% of the fully diluted equity interests in the Company at the same price. The letter of intent also provided for a four-week exclusivity period during which the Company would not be permitted to solicit or enter into any agreement providing for a sale of 20% or more of the Company’s stock or assets, and that the Company would be required to pay for all of Bruker’s expenses in connection with the transaction, regardless of whether or not the transaction closed. The closing price of the Shares on June 16, 2023, the last trading day prior to receipt of the June 17 LOI, was $0.56 per Share.

On June 19, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team and representatives of William Blair and Freshfields Bruckhaus Deringer LLP, the Company’s legal advisor (which we refer to as “Freshfields”) in attendance to discuss the June 17 LOI. At the meeting, the Transaction Committee discussed with management and their advisors whether or not to ask Bruker if it was interested in an acquisition of the whole company instead of an investment transaction, but concluded that an investment partnership with Bruker that allowed the Company to achieve positive cash flow could potentially deliver more value to the Company’s stockholders. The Transaction Committee also expressed concern that requesting that Bruker pivot to an acquisition transaction instead of the financing transaction that they had proposed could result in Bruker perceiving weakness in the Company’s position and Bruker trying to extract more favorable terms with respect to the proposed financing transaction. Also at the meeting, representatives of William Blair provided the committee with an update of outreach that had been conducted to date as part of the strategic alternatives process.

On June 20, 2023, the Transaction Committee and the Board held a joint meeting by videoconference with members of the Company’s management team and representatives of William Blair in attendance to further discuss the June 17 LOI. After discussion, the Board concluded that, while the financial terms of the proposed financing from Bruker were broadly acceptable, the equity investment should be at a premium to the current trading price of the Shares and, among other restrictions, the Company should insist on a cap on acquisitions by Bruker at 20% of the outstanding Shares to avoid Bruker from acquiring a creeping control position after the transaction without doing so through negotiations with the Board and paying an appropriate premium. The Board authorized Company management to respond to Bruker on the terms discussed.

On the evening of June 20, 2023, Dr. Kadia sent a markup of the June 17 LOI to Dr. Munch proposing (1) a $70 million term loan with three-year maturity, an interest rate equal to the Bank of America prime rate plus 0.5% and a 1% upfront fee (rather than the 2% fee proposed in the June 17 LOI), (2) an acquisition by Bruker of 4.9% of the outstanding Shares at a price per share equal to the greater of $0.85 and the volume weighted average price of the Shares over the 50-trading day period immediately preceding the date of the letter of intent (when executed), (3) warrants to purchase 7.5% of the fully diluted equity interests in the Company, exercisable at any time from and after six months after the closing of the investment and prior to the expiration date (three years following the closing date), at a price equal to the greatest of $2.00, the average price of the Shares over the 200-trading day period immediately preceding the date of the letter of intent and the volume weighted average price of the Shares over the five-trading day period immediately preceding the six-month anniversary of the closing of the investment, (4) warrants to purchase an additional 7.5% of the fully diluted equity interests in the Company, exercisable at any time from and after 12 months after the closing of the investment and prior to the expiration date, at a price equal to the greatest of $2.55, the average price of the Shares over the 250-trading day period immediately preceding the date of the letter of intent and the volume weighted average price of the Shares over the five-trading day period immediately preceding the 12-month anniversary of the closing of the investment and (5) a cap on acquisitions by Bruker at 19.9% of the outstanding Shares. The markup of the letter of intent also provided for an exclusivity period that would expire on June 30, 2023, with a potential extension until July 7, 2023 on mutual written consent, and that each party would be responsible for its own expenses in connection with the transaction.

On June 21, 2023, representatives of the Company and William Blair met representatives of Financial Sponsor A for an initial discussion regarding the Company’s business.

Later on June 21, 2023, Dr. Munch contacted Dr. Kadia by email to inform him that, after reviewing the Company’s response to the June 17 LOI, he did not think it was worthwhile continuing negotiations given how far apart the parties were on the material terms of the proposed financing, including the substantial premium proposed for strike prices of the warrants. Dr. Munch explained that because the parties were far apart with respect to the financing construct, the parties should discuss a potential acquisition instead. Dr. Kadia had responded that he believed the Board would not be interested in a potential acquisition at that time and its preference was for a financing transaction, and requested that Dr. Munch send a revised draft of the LOI, reflecting a best and final offer, in advance of a Transaction Committee meeting the following day. Following such discussions with Dr. Kadia, Dr. Munch agreed to send a revised proposal.

On June 22, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team and representatives of William Blair in attendance to receive an update on the strategic alternatives process. Dr. Kadia reported that Dr. Munch had said that Bruker would be sending a revised proposal in response to the Company’s markup of the June 17 LOI. Representatives of William Blair then reviewed with the Transaction Committee their preliminary financial analysis relating to the Company utilizing publicly available information and preliminary financials forecast of the Company that had been provided by Company management. Following discussion, the Transaction Committee instructed Company management and William Blair to continue to engage in negotiations with Bruker regarding the potential financing transaction.

Also on June 22, 2023, a strategic party (which we refer to as “Strategic Party B”) and two financial sponsors (which we refer to as “Financial Sponsor B” and “Financial Sponsor C”) each executed a confidentiality agreement with the Company. Each of the confidentiality agreements included a customary standstill provision that would terminate if, among other things, the Company entered into an agreement providing for a change of control transaction with a third party. Over the coming weeks representatives of Company management and William Blair had numerous calls and meetings with representatives of Strategic Party B regarding due diligence.

On June 23, 2023, Dr. Kadia called the Chief Executive Officer of Strategic Party B. Dr. Kadia and the Chief Executive Officer of Strategic Party B discussed ways that the two companies might be able to work with each other.

Also on June 23, 2023, Dr. Munch and Dr. Kadia spoke over the telephone. During the call Dr. Munch reiterated that Bruker had been following technological and commercial developments of both the Company and IsoPlexis for some time and that, given how far apart the parties were with respect to the terms of the letter of intent, an acquisition could be a more readily achievable transaction. Dr. Munch also told Dr. Kadia that the Company would be a good strategic fit for Bruker, given Bruker’s publicly-stated focus on continuing to expand into the single-cell biology space as part of its Accelerate 2.0 strategic initiative (as announced at its recent investor day on June 15, 2023), and suggested that Bruker would be willing to pay a premium for the Company if the Board were open to an acquisition. Dr. Munch further explained that, while Bruker would shortly send a revised draft of the letter of intent reflecting its best-and-final financing proposal, given its strategic intent Bruker would not be willing to agree to a standstill or a cap on acquisitions of Shares that would limit its stake to 20% of the Company or hinder its ability to pursue a potential acquisition of the entire company.

Later on June 23, 2023, Dr. Munch sent a revised letter of intent (which we refer to as the “June 23 LOI”) to Dr. Kadia proposing (1) a $70 million term loan with two-year maturity (rather than the three-year maturity that had been proposed in the June 17 LOI) and an interest rate equal to the Bank of America prime rate plus 0.5% and a 1% upfront fee, (2) an acquisition by Bruker of 4.9% of the outstanding Shares at a price per share of $0.61, (3) warrants to purchase 15% of the fully diluted equity interests in the Company, exercisable immediately, at a price per share of $0.67 and (4) no cap on acquisitions of Shares by Bruker. The markup of the letter of intent also provided for an exclusivity period that would expire on an unspecified date in July 2023, and that the Company would be required to pay for all of Bruker’s expenses in connection with the transaction, regardless of whether or not the transaction closed.

On June 24, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team and representatives of Freshfields in attendance to receive an update on the strategic alternatives process and to discuss the June 23 LOI. The representatives of Freshfields provided the Transaction Committee with an overview of the terms of the June 23 LOI and, after discussion, the Transaction Committee instructed Company management and the representatives of Freshfields to prepare a markup of the June 23 LOI for the Transaction Committee to review and consider at a subsequent meeting and to continue engagement with Bruker and other potentially interested parties. Also at the meeting, Mr. Joshi provided the Transaction Committee with an update on the Company’s current liquidity status, including cash burn.

On June 26, 2023, Dr. Kadia had a call with the Chief Operating Officer of Strategic Party A, and Dr. Kadia suggested that Strategic Party A enter into a confidentiality agreement with the Company so it could learn more about the Company’s business.

Also on June 26, 2026, Dr. Kadia and the Chief Executive Officer of Strategic Party B met at an industry conference and discussed potential technological and commercial synergies between the two companies, and subsequently representatives of Strategic Party B had a discussion with representatives of William Blair regarding their potential interest in the Company.

Also on June 26, 2023, representatives of the Company (including Dr. Kadia) and William Blair met virtually with representatives of a potential strategic bidder (which we refer to as “Strategic Party C”) to discuss the possibility of a strategic transaction between Strategic Party C and the Company. Strategic Party C did not ultimately pursue a transaction or enter into a confidentiality agreement with the Company.

On June 29, 2023, the Board and the Transaction Committee held a joint meeting by videoconference with members of the Company’s management team and representatives of William Blair and Freshfields in attendance to receive an update on the strategic alternatives process. At the meeting, Dr. Kadia and representatives of William Blair provided an update on the recent meetings with potentially interested parties and outlined proposed next steps with each party, including Bruker and Financial Sponsor A. Also at the meeting, Mr. Joshi discussed with the Board the Company’s intent to terminate the credit agreement with EWB at the end of the fiscal quarter and pre-pay the full loan amount then outstanding. As had previously been discussed with the Board, Mr. Joshi explained that because the $70 million outstanding principal amount of the loan was required to be maintained in a deposit account with EWB, it could not be accessed by the Company to fund operations, and so the loan was actually a cash drain (because of the interest required to be paid) rather than a source of funds. Mr. Joshi also provided an update on the Company’s liquidity position in light of the proposed termination of the EWB facility and potential short term lending options that might be available to the Company’s during the pendency of the strategic alternatives process.

On June 30, 2023, representatives of William Blair and Freshfields had a call with representatives of PWP and Morgan, Lewis & Bockius LLP, legal counsel to Bruker (which we refer to as “Morgan Lewis”) to discuss the June 23 LOI.

Later on June 30, 2023, the Transaction Committee held a joint meeting by videoconference with members of the Company’s management team and representatives of William Blair and Freshfields in attendance to discuss in more detail how the Company should respond to the June 23 LOI. The Transaction Committee discussed the possibility that Bruker was not interested in making the investment in the Company proposed in the June 23 LOI, given Dr. Munch’s stated preference for an acquisition of the Company in light of the distance between the parties regarding the terms of the June 23 LOI, and Bruker’s insistence on an exclusivity period during which the Company would not be permitted to solicit or enter into any agreement providing for a sale of 20% or more of the Company’s stock or assets (but would not be prohibited from seeking alternative financing proposals). Following further discussion, the Board instructed Company management and the representatives of Freshfields to respond with a proposal that included, among other things, a cap at 19.9% on acquisitions of Shares by Bruker and an exclusivity period during which the Company would not be permitted to solicit alternative financing proposals but would be permitted to solicit acquisition proposals.

Following the meeting, also on June 30, 2023, representatives of Freshfields sent a markup of the June 23 LOI to representatives of Morgan Lewis proposing (1) a $70 million term loan with two-year maturity, an interest rate equal to the Bank of America prime rate plus 0.5% and a 1% upfront fee, (2) an acquisition by Bruker of 4.9% of the outstanding Shares at a price per share of $0.61, (3) warrants to purchase 15% of the outstanding Shares, exercisable from six months after the closing of the investment, for a price of $0.67 per share and (4) a cap on acquisitions by Bruker at 19.9% of the outstanding Shares. The markup of the letter of intent also provided for an exclusivity period that would expire on July 8, 2023, with a potential extension until July 15, 2023 on mutual written consent, during which the Company would not be permitted to solicit or enter into any agreement providing for a financing transaction that would be an alternative to the proposed transaction with Bruker, but would be permitted to solicit (but not enter into) a transaction providing for a sale of 20% or more of the Company’s stock or assets. The markup of the letter of intent did not include a requirement for the Company to pay for Bruker’s expenses in connection with the transaction.

Also on June 30, 2023, the Company repaid in full all outstanding indebtedness under the Company’s credit agreement with EWB and terminated the agreement and all related guarantees and loan documents.

On July 5, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team and representatives of William Blair in attendance to receive an update on the strategic alternatives process, including the negotiations with Bruker. Dr. Kadia reported that the Company had not yet received a response from Bruker to the markup of the term sheet that the Company had sent to Bruker on June 30, 2023, despite letting Bruker know that time was of the essence. The members of the Transaction Committee discussed that, given the slow pace of the negotiations with Bruker on a potential financing, as well as Dr. Munch’s earlier comments to Dr. Kadia that an acquisition of the Company by Bruker could be a more readily achievable transaction, it seemed increasingly likely that Bruker was not interested in making a financial investment in the Company on mutually acceptable terms or within a reasonable time frame. The representatives of William Blair then provided an update on the status of discussions with the other parties they had reached out to, and reported that there had been no meaningful interest from those parties as it related to a potential financing transaction.

The Transaction Committee discussed that the Company’s current financial position was such that it would not be able to maintain operations beyond the third quarter of fiscal year 2023 unless it received a capital infusion, and that none seemed likely in light of the outreach already made. The Transaction Committee discussed that the best alternative to obtain value not only for the Company’s stockholders but also for the Company’s creditors was to focus on a potential sale transaction. In light of these considerations, the Transaction Committee unanimously agreed to recommend to the Board that the Company commence a formal sale process.

Later on July 5, 2023, representatives of Morgan Lewis sent a revised letter of intent (which we refer to as “July 5 LOI”) to representatives of Freshfields proposing (1) a $70 million term loan with two-year maturity, an interest rate equal to the Bank of America prime rate plus 0.5% and a 1% upfront fee, (2) an acquisition by Bruker of 4.9% of the outstanding Shares at a price per share of $0.61 and (3) warrants to purchase 15% of the fully diluted equity interests in the Company, exercisable from six months after the closing of the investment, for a price of $0.67 per share. The July 5 LOI did not include any cap on acquisitions of Shares by Bruker, and provided for an exclusivity period of at least two weeks, during which the Company would not be permitted to solicit or enter into any agreement providing for a sale of 20% or more of the Company’s stock or assets (but would be permitted to solicit and enter into an alternative financing transaction). The markup of the letter of intent also provided that the Company would be required to pay for all of Bruker’s expenses in connection with the transaction, regardless of whether or not the transaction closed.

On July 7, 2023, the Board and the Transaction Committee held a joint meeting by videoconference with members of the Company’s management team and representatives of William Blair and Freshfields in attendance to discuss the status of the strategic alternatives process. The representatives of William Blair and Freshfields provided an update on the negotiations with Bruker and the outreach to other parties. Following discussion and after consideration of the recommendation of the Transaction Committee, the Board concurred that continued discussions with Bruker regarding a financing transaction were likely to be futile and that the Company did not have time to continue with those discussions any further given its liquidity position and need to expeditiously find a transaction alternative to its stand-alone plan. The directors also discussed that Bruker’s insistence on exclusivity with respect to potential acquisitions would mean that the Company would have to put the other discussions it was having with third parties on hold to continue discussing a financing transaction with Bruker. The representatives of William Blair stated that were it to have to suspend those ongoing discussions, it would make it very difficult to revive those discussions were a financing with Bruker not able to be finalized. In light of these considerations, the Board concluded that the best option to maximize value for all stakeholders was a sale process that also kept open the option for parties to provide financing were they interested in doing so. The Board also agreed that, in soliciting proposals for a sale transaction, parties should be requested to provide interim financing to the Company during the pendency of any transaction.

The representatives of William Blair team then provided the Board with an overview of their recommended acquisition process and proposed timing, and discussed which parties they believed could adhere to the Company’s proposed timing for an acquisition. The Board urged the representatives of William Blair to focus on these core parties, while permitting additional parties to enter the process if credible buyers or financing partners emerged, to ensure that the process proceed on the timeline proposed. The Board instructed the representatives to prepare a formal process letter that reflected the proposed timeline.

A representative of Freshfields then reviewed with the Board the directors’ fiduciary duties in situations of financial distress and provided guidance for the Board regarding contingency planning and employee and other matters in such situations.

Also at the meeting, members of the Company’s management team discussed with the Board that the Company was issuing a mandatory disclosure on Form 8-K later that day to announce the Company’s termination of its credit agreement with EWB and paying off of the Company’s term loan thereunder. In addition, the members of the Company’s management team told the Board that, after discussion with the Company’s external advisors, management recommended that the Company include an additional, voluntary disclosure in the Form 8-K announcing the Company’s intention to engage in a strategic alternatives process. The Board discussed with its advisors that doing so would let all potentially interested parties know that the Company was open to all viable transaction alternatives. Following discussion, the Board agreed to issue such a disclosure, and instructed the Company’s management team to do so. Later than day, the Company filed a Form 8-K announcing termination of the credit agreement with EWB and that the Company had launched a process to explore, review and evaluate a range of potential strategic alternatives focused on addressing capital requirements and maximizing stockholder value.

After the meeting, representatives of William Blair contacted representatives of Bruker to let them know that the Board had decided to pursue a sale process and invited Bruker to continue its due diligence review with the Company in furtherance of a potential acquisition transaction.

Also on July 7, 2023, Dr. Kadia called a representative of a strategic party (which we refer to as “Strategic Party D”) to inform Strategic Party D that the Company was pursuing a sale process and to invite Strategic Party D to participate in the process.

On July 11, 2023, Bruker executed a confidentiality agreement with the Company. The confidentiality agreement included a customary standstill provision that would terminate if, among other things, the Company entered into an agreement providing for a change of control transaction with a third party. Over the coming weeks representatives of Company management and William Blair had numerous calls and meetings with representatives of Bruker regarding due diligence.

On July 12, 2023, representatives of the Company met representatives of Financial Sponsor B virtually to provide the Company’s management presentation.

On July 13, 2023, representatives of the Company met representatives of Bruker in person to provide the Company’s management presentation.

Also on July 13, 2023, the Company made available to Bruker, Financial Sponsor A, Financial Sponsor B, Financial Sponsor C and Strategic Party B due diligence materials through a virtual data room, and representatives of William Blair sent those parties a process letter instructing them to provide proposals for an acquisition of the Company no later than 5:00 p.m., Eastern Time, on August 3, 2023. The letter also instructed bidders to submit a markup of a draft merger agreement that would be posted to the virtual data room at a later date. Later that day, the Board, acting by unanimous written consent, approved the Financial Forecasts for use in the Board’s evaluation of a potential investment in or acquisition of the Company, and instructed Company management to provide the Financial Forecasts to William Blair and to parties that had been provided access to the virtual data room in connection with discussions regarding a potential transaction. Shortly thereafter, representatives of William Blair uploaded the Financial Forecasts to the virtual data room.

On July 14, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team in attendance to receive an update on the strategic alternatives process. Dr. Kadia provided the Transaction Committee with a detailed account of the management presentation with Bruker the previous day. The Transaction Committee then discussed with the Company’s management team the status of discussions with the other interested parties, and reviewed the timing and scheduling of the strategic alternatives process with a focus on ensuring that there would be enough time for all interested parties to participate while ensuring continued expediency and adherence to the agreed timeline.

Also on July 14, 2023, a financial sponsor (which we refer to as “Financial Sponsor D”) executed a confidentiality agreement with the Company. The confidentiality agreement included a customary standstill provision that would terminate if, among other things, the Company entered into an agreement providing for a change of control transaction with a third party. Later that day, the Company made available to Financial Sponsor D due diligence materials through the virtual data room and a representative of William Blair sent the process letter to Financial Sponsor D.

Also on July 16, 2023, a strategic party (which we refer to as “Strategic Party E”) executed a confidentiality agreement with the Company. The confidentiality agreement included a customary standstill provision that would terminate if, among other things, the Company entered into an agreement providing for a change of control transaction with a third party. The following day, the Company made available to Strategic Party E due diligence materials through the virtual data room, and on July 18, 2023, a representative of William Blair sent the process letter to Strategic Party E.

On July 17, 2023, representatives of the Company met representatives of Financial Sponsor A in person to provide the Company’s management presentation.

On July 18, 2023, representatives of the Company met representatives of Financial Sponsor C virtually to provide the Company’s management presentation. Also on July 18, 2023, a financial sponsor (which we refer to as “Financial Sponsor E”) executed a confidentiality agreement with the Company. The confidentiality agreement included a customary standstill provision that would terminate if, among other things, the Company entered into an agreement providing for a change of control transaction with a third party. Later that day, the Company made available to Financial Sponsor E due diligence materials through the virtual data room.

On July 19, 2023, representatives of the Company met representatives of Strategic Party B in person to provide the Company’s management presentation. Over the coming weeks, representatives of Company management and William Blair had a numerous additional calls and meetings with representatives of Strategic Party B regarding due diligence.

Also on July 19, 2023, Strategic Party D executed a confidentiality agreement with the Company. The confidentiality agreement included a customary standstill provision that would terminate if, among other things, the Company entered into an agreement providing for a change of control transaction with a third party. Later that day, the Company made available to Strategic Party D due diligence materials through the virtual data room.

On July 20, 2023, the Board and the Transaction Committee held a joint meeting by videoconference with members of the Company’s management team and representatives of Freshfields in attendance to review the key terms of the draft merger agreement that was being prepared by Freshfields before submitting the draft to potential bidders. After discussion, the transaction committee determined that the initial draft merger agreement should include, among other terms, (1) a two-step merger structure, with the acquisition of the Company to be effected by means of a tender offer followed by a merger under Section 251(h) of the DGCL and (2) a termination fee payable by the Company equal to 2.0% of the Company’s fully diluted equity value based on the merger consideration if the merger agreement were terminated under certain circumstances in connection with a superior proposal. The Transaction Committee instructed the representatives of Freshfields to update the draft merger agreement based on the discussions in the meeting.

Also on July 20, 2023, representatives of the Company met representatives of Strategic Party E in person to provide the Company’s management presentation.

On July 24, 2023, Strategic Party A executed a confidentiality agreement with the Company. The confidentiality agreement did not include a standstill provision. Later that day, the Company made available to Strategic Party A due diligence materials through the virtual data room and a representative of William Blair sent the process letter to Strategic Party A and Strategic Party D.

Also on July 24, 2023, the Company provided the draft merger agreement to all bidders who had executed a confidentiality agreement.

On July 27, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team and representatives of William Blair in attendance to receive an update on the strategic alternatives process. Representatives of William Blair provided commentary on each of the parties engaged in the process, including their diligence activity, engagement in management meetings and other follow-up meetings, and certain issues that the parties were focused on. Dr. Kadia noted that Bruker, Financial Sponsor A, Strategic Party B and Strategic Party D appeared to be the most engaged.

Also on July 27, 2023, representatives of the Company met representatives of Strategic Party D virtually to provide the Company’s management presentation and, following that meeting, representatives of Company management and William Blair had a number of additional calls and meetings with representatives of Strategic Party D regarding due diligence.

On August 2, 2023, the Chief Executive Officer of Strategic Party B sent an email to Dr. Kadia informing him that Strategic Party B would not be in a position to submit a proposal for an acquisition of the Company in the near term, but was interested in future opportunities for collaboration between the two companies.

On August 3, 2023, Dr. Munch called Dr. Kadia to inform him that Bruker was still investigating certain concerns raised during the due diligence process and would not be able to submit a proposal for an acquisition of the Company before the bid deadline later that day. Over the next several days, Dr. Munch and Dr. Kadia corresponded on a number of occasions by telephone and email to discuss these diligence matters.

On August 3, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team and representatives of William Blair and Freshfields in attendance to receive an update on the interactions that had occurred to date with various parties regarding a potential sale transaction involving the Company. The representatives of William Blair reported that Bruker, Strategic Party A and Strategic Party B had stated that they would not be submitting proposals for an acquisition of the Company due to among other reasons, concerns about certain due diligence items regarding the Company and the potential costs of those matters, as well as expectations about how long it would take for the Company to become profitable; Strategic Party D stated that it was still considering making a proposal but needed an additional day to decide; and Financial Sponsor A stated that it would be submitting a proposal within the next 12 hours. Following discussion, the Transaction Committee agreed to re-convene the following day to review the expected proposal from Financial Sponsor A and to see if Strategic Party D had submitted a proposal.

Following the meeting, also on August 3, 2023, a representative of Financial Sponsor A sent a letter of intent that included a term sheet (which we refer to as the “August 3 Term Sheet”) to representatives of William Blair proposing terms for an investment by Financial Sponsor A in the Company, including (1) a $50 million term loan with three-year maturity, an interest rate equal to the secured overnight financing rate (which was then 5.36985%) plus 8.5%, a 4% upfront fee and a 6% exit fee (which would be payable whenever the loan was repaid, whether at maturity, prepayment, refinancing or otherwise) and (2) the issuance to Financial Sponsor A of penny warrants to acquire a number of Shares equal to the principal amount of the loan funded by Financial Sponsor A (including any interest paid in kind by the Company) divided by $0.54 (which was the closing price of the Shares on August 3, 2023). The term loan would be funded in two tranches, with an initial amount of approximately $13 million to be funded on the entry into definitive agreements providing for the proposed transaction and the remainder to be funded once stockholder approval of the warrant issuance had been obtained. On funding of the full $50 million, Financial Sponsor A would have warrants to acquire approximately 47% of the outstanding Shares on a fully diluted basis. The August 3 Term Sheet also provided for an unspecified exclusivity period during which the Company would not be permitted to solicit or enter into any agreement providing for a sale of a material portion of the Company’s stock or assets or a debt or equity investment in the Company, and that the Company would be required to pay for all of Financial Sponsor A’s expenses in connection with the transaction, regardless of whether or not the transaction closed.

On August 4, 2023, the Transaction Committee held a meeting by videoconference with members of the Company’s management team and representatives of William Blair and Freshfields in attendance to discuss the August 3 Term Sheet. The representatives of William Blair and Freshfields reviewed for the Transaction Committee the terms of the August 3 Term Sheet. Following discussion, the Transaction Committee agreed to recommend to the Board that the Company respond to Financial Sponsor A by requesting an increase in the size of the proposed credit facility to $75 million to ensure that the Company had sufficient time to get to profitability, given the Company’s current cash burn, and a reduction in the fees that would be payable to Financial Sponsor A, among other things. Later that day, the Board held a meeting by videoconference with members of the Company’s management team and representatives of William Blair and Freshfields in attendance. Following discussion with the Company’s management and external advisors, the Board agreed to accept the recommendation of the Transaction Committee regarding the proposed response to the August 3 Term Sheet and instructed the Company’s advisors to respond to Financial Sponsor A’s advisors on those terms. The Board also asked Mr. Lucier to reach out to Financial Sponsor A to convey the request for the increase in the facility, and asked Mr. Chiminski to be available to the Company’s management team and advisors to negotiate any terms directly with Financial Sponsor A were it necessary to finalize terms.

Following the meeting, Mr. Lucier called a representative of Financial Sponsor A to discuss an increase in the size of the proposed credit facility to $75 million, and the representative of Financial Sponsor A agreed to the increase.

On August 5, 2023, a representative of Freshfields sent a markup of the August 3 Term Sheet to representatives of Financial Sponsor A’s legal counsel that proposed a $75 million term loan with no upfront fee and (2) the issuance to Financial Sponsor A of penny warrants to acquire a number of Shares equal to the amount of the loan funded by Financial Sponsor A (not including any interest paid in kind by the Company) divided by $0.54. On funding of the full $75 million, Financial Sponsor A would have warrants to acquire approximately 57% of the outstanding Shares on a fully diluted basis. The markup provided for exclusivity until 5:30 p.m. Eastern Time on August 14, 2023 and proposed a cap on Financial Sponsor A’s expenses required to be reimbursed by the Company.

On August 6, 2023, Dr. Kadia called Dr. Munch and informed him that the Company was negotiating a term sheet with a third party that would include an exclusivity provision prohibiting further engagement between the Company and Bruker for some period of time, and was aiming to announce a transaction with the third party prior to or at the same time as the Company’s second quarter earnings, on August 14, 2023. Dr. Kadia also told Dr. Munch that he believed the Board would consider a sale of the Company at a price of $0.90 or greater, and that if Bruker were interested in an acquisition they should make their best and final offer to put themselves in the strongest position to compete with the transaction currently proposed by the third party, and submit a markup of the draft merger agreement as soon as possible so the Board could consider that proposal prior to executing the other transaction. Dr. Kadia also made it clear to Dr. Munch that Bruker should consider the fact that the Board would only be able to accept a proposal that was superior both in terms of value and certainty, as well as one that could be executed quickly. Dr. Munch reiterated Bruker’s interest in an acquisition of the Company but did not commit to providing a proposal at all or on any particular timetable.

On August 7, 2023, a representative of Financial Sponsor A’s legal counsel sent a revised draft of the term sheet (which we refer to as the “August 7 Term Sheet”) to representatives of Freshfields that accepted the proposal for a $75 million term loan but otherwise reverted to the positions set forth in the August 3 Term Sheet with respect to key financial terms and covenants. The August 7 Term Sheet also provided that failure to obtain stockholder approval of the warrant issuance would be an event of default under the term loan that would permit Financial Sponsor A to accelerate the aggregate principal amount then outstanding, together with associated payment premiums above the funded amount of the loan. Over the next several days, representatives of Freshfields and representatives of Financial Sponsor A’s legal counsel exchanged drafts of the term sheet.

During the day on August 7, 2023, Mr. Chiminski engaged in a series of discussions with a representative of Financial Sponsor A to negotiate open points in the term sheet.

On August 9, 2023, during the day and in the morning of August 10, 2023, Dr. Munch and Dr. Kadia spoke on the telephone on a number of occasions to discuss diligence and other matters regarding the Company. Dr. Kadia informed Dr. Munch that the Company was about to enter exclusivity with a third party and it was unlikely he would be able to talk with Dr. Munch further until after the Company’s earnings announcement on August 14, 2023, and that it was possible that the Company would be entering into a transaction by the time of the Company’s earnings announcement.

On August 10, 2023, the Board of Directors of Bruker (which we refer to as the “Bruker Board”) held an in-person meeting and considered the potential acquisition of the Company. Following a review and discussion of the general terms proposed by management and the related business and financial rationale, the Bruker Board unanimously resolved to approve the execution, delivery and performance by Bruker of the merger agreement (in substantially the form presented to the Bruker Board) and the consummation by Bruker of the transactions contemplated thereby, including the Offer and the Merger, and to authorize Bruker’s officers and their designees, subject to such changes and additions as they, or any of them, may deem necessary, appropriate, or advisable, to finalize, execute, and deliver the Merger Agreement and to consummate the transactions contemplated thereby.

On August 11, 2023, early in the morning, the Company and Financial Sponsor A executed the term sheet. The executed term sheet provided for, among other terms, (1) a $78.125 million term loan with three-year maturity, an interest rate equal to the secured overnight financing rate plus 8.5%, a 4% upfront fee and a 6% exit fee, (2) the issuance to Financial Sponsor A of penny warrants to acquire a number of Shares equal to the amount of the loan funded by Financial Sponsor A (including any interest paid in kind by the Company) divided by $0.54, (3) an exclusivity period to expire at 5:30 p.m. Eastern Time on August 14, 2023 and (4) the Company to reimburse Financial Sponsor A for all of its expenses incurred in connection with the transaction, up to an agreed cap. Late in the evening of August 11, 2023, representatives of Financial Sponsor A’s legal counsel sent draft definitive agreements providing for the proposed transaction to representatives of Freshfields, and over the next several days the parties attempted to negotiate the definitive agreements.

On August 12, 2023, in the afternoon, Dr. Munch sent an email to Dr. Kadia informing him that Bruker would be sending a markup of the merger agreement later that day. Dr. Kadia did not respond to that email in light of the exclusivity obligations in the term sheet with Financial Sponsor A.

On August 13, 2023, early in the morning, a representative of Morgan Lewis sent a markup of the draft merger agreement to representatives of Freshfields. The markup provided for (1) an acquisition of the Company by Bruker for a price of $1.00 per Share, (2) a request that certain stockholders of the Company (to be determined) execute support agreements committing to tender their shares in the offer, (3) a termination fee payable by the Company equal to 3.5% of the Company’s fully diluted equity value based on the merger consideration if the merger agreement was terminated under certain circumstances in connection with a superior proposal and (4) a loan from Bruker to the Company of up to $14 million with a 60-day term. Later that morning, as required by the exclusivity provision in the term sheet with Financial Sponsor A, a representative of the Company informed a representative of Financial Sponsor A that the Company had received a markup of the merger agreement from a third party.

In the evening of August 13, 2023, a representative of Financial Sponsor A sent a letter to the Board informing the Company’s directors that Financial Sponsor A would terminate discussions with the Company if definitive documents were not executed between Financial Sponsor A and the Company before the expiration of exclusivity.

In the morning of August 14, 2023, the Board held a meeting by videoconference with members of the Company’s management team and representatives of William Blair and Freshfields in attendance to receive an update on the negotiations with Financial Sponsor A and to discuss the markup of the draft merger agreement that had been received from Bruker. The representatives of Freshfields informed the Board that, given the complexity of the definitive agreements received from Financial Sponsor A’s legal counsel, as well as the numerous commercial issues raised in the drafts that were not addressed by (or were contrary to) the executed term sheet, it would not be possible for the parties to agree on and execute mutually acceptable agreements prior to the expiration of exclusivity with Financial Sponsor A.

The representatives of Freshfields also provided the Board with a summary of the terms of the draft merger agreement received from Bruker the previous day, and told the Board that, given the small number of business issues raised by the draft, it was their view that the parties would be able to agree on executable definitive agreements within a day or two if the Company engaged with Bruker shortly after the expiration of exclusivity with Financial Sponsor A. Following discussion, the Board agreed that the proposed transaction with Bruker was both superior from a financial point of view to the Company’s stockholders and likely to be executable within a shorter period of time than the proposed transaction with Financial Sponsor A (even assuming that Financial Sponsor A were willing to continue negotiations following the expiration of exclusivity). In particular, the Board noted that the financing provided by Financial Sponsor A would provide the Company with financing to fund its operations for several months, but came at substantial cost (including substantial cost of repayment or refinancing) and also would subject the Company’s stockholders to substantial dilution. The Board also discussed that while the Company’s stockholders would remain a minority interest in the Company, the Company’s stand-alone plan faced significant risk even with the financing from Financial Sponsor A. The Board instructed the Company’s management and external advisors to engage with Bruker shortly after exclusivity with Financial Sponsor A expired.

In the afternoon of August 14, 2023, representatives of Financial Sponsor A’s legal counsel sent revised drafts of the definitive agreements that were being negotiated by the parties to representatives of Freshfields. The representatives of Financial Sponsor A’s legal counsel stated that the documents were in a form that Financial Sponsor A was willing to sign, but the representatives of Freshfields responded that the documents had in most cases rejected the revisions previously proposed by the Company and, in other cases, materially changed the terms from those included in the executed term sheet. Accordingly, the representatives of Freshfields noted that they did not believe that the Company would view these documents as acceptable for execution.

Shortly after 5:30 p.m. Eastern Time on August 14, 2023, a representative of Freshfields sent a revised draft of the Merger Agreement to representatives of Morgan Lewis, and later that day a representative of Freshfields sent a draft of the Support Agreement to representatives of Morgan Lewis. The following day, on August 15, 2023, a representative of Freshfields sent a draft of the promissory note to representatives of Morgan Lewis, and over the next several days representatives of the parties negotiated the final terms of the Merger Agreement, the Support Agreement and the Promissory Note.

On August 16, 2023, the Board held a meeting by videoconference with members of the Company’s management team and representatives of William Blair and Freshfields in attendance to discuss the final status of the negotiations with Bruker. The representative of Freshfields delivered a legal presentation outlining the terms of the drafts of the Merger Agreement, Support Agreement and Promissory Note, and reviewed with the Board its fiduciary duties. Following the legal presentation, representatives of William Blair reviewed with the Board its financial analyses of the Offer Price and Merger Consideration proposed by Bruker and, at the request of the Board, rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated August 16, 2023 (which is attached to this Schedule 14D-9 as Annex A) to the effect that, as of the date of such opinion and based on and subject to the factors, assumptions, and limitations set forth therein, the Offer Price and the Merger Consideration to be received by the holders of Shares in the Merger was fair, from a financial point of view, to such holders (other than certain excluded Shares as set forth therein), as set forth in such opinion as more fully described in the section of this Schedule 14D-9 entitled “—Opinion of the Company’s Financial Advisor”. The Board also reviewed a disclosure statement from William Blair identifying prior or current engagements or relationships between William Blair and affiliates of Bruker and Financial Sponsor A.

After discussion and consideration of a variety of factors, including those discussed in “—Reasons for Recommendation”, the Board resolved to proceed with the transaction with Bruker and unanimously (1) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (2) determined that it is fair to and in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, and declared the Merger Agreement and the transactions contemplated by the Merger Agreement advisable, (3) resolved that the Merger Agreement and the merger be governed by and effected under Section 251(h) of the DGCL and the Merger be effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer and (4) resolved to recommend that the holders of Shares accept the Offer and tender their Shares in the Offer.

The following morning, at approximately 8:30 a.m. Eastern Time, the parties executed the Merger Agreement, the Promissory Note and the Support Agreement and shortly thereafter issued a joint press release announcing the execution of the Merger Agreement and the proposed terms of the acquisition by Bruker.

Reasons for Recommendation

As described above in the section entitled “—Background of the Merger”, prior to and in reaching its unanimous determination to (1) authorize and approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Transactions, including the Offer and the Merger, (2) determine that it is fair to and in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement and consummate the Transactions, and declare the Merger Agreement and Transactions advisable, (3) resolve that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL and the Merger be effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer and (4) resolve to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer, the Board consulted with senior management of the Company, as well as William Blair and Freshfields, its outside financial and legal advisors, and considered a variety of factors weighing positively in favor of the Transactions, including the following non-exhaustive list of material factors (not necessarily in order of relative importance):

•

recent and historical market prices for the Shares, as compared to the consideration payable in the Offer and the Merger, including the fact that the $1.00 per Share consideration payable in the Offer and the Merger represents:

•

a premium of approximately 104.1% over the closing price of the Shares on July 7, 2023 (the last trading day before the Company’s announcement that it had launched a process to explore, review and evaluate a range of potential strategic alternatives focused on addressing capital requirements and maximizing stockholder value); and

•	a premium of 150.0% over the closing price of the Shares on August 16, 2023 (the last trading day before public announcement of the Merger Agreement);

•

the lengthy and open process conducted by the Company to solicit interest in potential financing and sale transactions prior to entering into the Merger Agreement, which was directed and overseen by the Transaction Committee and the Board and conducted with the assistance of William Blair and Freshfields, during which representatives of the Company contacted or were contacted by 34 potential counterparties (including 18 strategic parties and 16 financial sponsors), entered into confidentiality agreements and engaged in due diligence with 10 potential counterparties, provided management meetings with eight potential counterparties, entered into a financing term sheet with one other potential counterparty and attempted to negotiate definitive financing agreements with that party, which process did not result in any other proposals to acquire the Company;

•

the review of possible strategic and financing alternatives to a sale of the Company conducted by the Board prior to the entry into the Merger Agreement, including the possibility of continuing as a standalone company, capital structure optimization, filing for protection under the United States Bankruptcy Code or pursuing other business combinations, which the Board evaluated with the assistance of William Blair and determined were either not actionable or less favorable to the Company’s stockholders than the Transactions in light of the potential risks, rewards and uncertainties associated with those alternatives;

•

the Board’s assessment, taking into account the factors described herein, of the Company’s value on a stand-alone basis relative to the implied value of the Offer Price of $1.00 per Share, and the likelihood that the trading price of the Company common stock, absent the merger, would not reach and sustain at least the per share Offer Price of $1.00, as adjusted for present value, in the near term, or at all, including as a result of the following non-exhaustive list of factors (which are not necessarily presented in order of their relative importance to the Board):

•

the possibility that the Company will continue to generate operating losses and negative operating cash flows for the foreseeable future, leaving the Company unable to operate as a stand-alone public company and with no choice but to file for protection under the United States Bankruptcy Code, in which case it was not likely that the Company would have sufficient assets to satisfy the claims of its creditors in full or have any assets available for distribution to its stockholders;

•

the Company’s liquidity needs and rate of cash burn, and the expectation that the Company would need to seek additional funding in the immediate future as a stand-alone public company, which the Company would likely not be able to obtain on acceptable terms, or at all; and

•

the potential risk associated with the possibility that, even if the Company successfully executes its strategic plan as a stand-alone public company, the equity capital markets may not reflect such execution in the Company’s stock price;

•

the fact that the Promissory Note, which was entered into simultaneously with the Merger Agreement, allows the Company to incur indebtedness in an aggregate principal amount up to $14,000,000 on the terms and subject to the conditions set forth therein, which is expected to enable the Company to fulfil its near-term liquidity needs;

•

the Board’s belief, which was reinforced by concerns raised by a number of potential counterparties in the process, that the Company’s stand-alone strategic plan involved significant risks in light of the industry and competitive pressures the Company was facing and the Board’s concerns with respect to the risks relating to the Company’s ability to execute on its strategic plan including the possibility that the strategic plan may not produce the intended results on the targeted timing or at all (assuming the Company could obtain the financing necessary to execute upon its strategic plan);

•

the fact that the consideration to be paid in the Offer and the Merger is all cash, which provides certainty of value and liquidity to the Company’s stockholders while avoiding long-term business risk, including the risks and uncertainties relating to the Company’s prospects (including the prospects described in the management’s forecasts summarized under “—Certain Company Forecasts” below);

•

the financial analyses presented to the Board by William Blair, as well as the opinion of William Blair, dated August 16, 2023, to the Board to the effect that, as of that date, and based upon and subject to the factors and assumptions set forth therein, the $1.00 in cash per Share to be paid to the holders of Shares (other than (i) shares of Company Common Stock that are owned by the Company as treasury stock, owned directly by Parent or Merger Sub or owned by any direct or indirect wholly-owned subsidiary of Parent (other than Merger Sub) or of Merger Sub, (ii) shares with respect to which stockholder of the Company have properly exercised appraisal rights and (iii) Company Restricted Stock) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (See “—Opinion of the Company’s Financial Advisor”);

•

that the Company received a Nasdaq delisting notice on June 21, 2023, and faced the risk of a delisting of the Shares in the fourth quarter of 2023 should the Company not be able to take the necessary measures to avoid delisting as required by Nasdaq, which could have a significant and negative impact upon the trading prices of the Shares and the trading market for the Shares, and could also have a significant and negative impact on the Company’s ability to access financing;

•	the fact that the resolutions approving the Merger Agreement and the Transactions were unanimously approved by the Board, which is comprised of seven out of eight directors who are not officers of the

Company or any of its subsidiaries, and the Board retained and received advice from William Blair, an experienced financial advisor, and experienced outside legal counsel, Freshfields, in evaluating, negotiating and recommending the terms of the Merger Agreement;

•

the fact that as a part of the sales process there were restrictions on the ability of Parent (and other potential bidders) to contact, discuss with, or enter into any agreement, arrangement or understanding with, any stockholder, director, officer or employee of the Company any of its affiliates regarding any post-closing position with the Company or its affiliates or subsidiaries or any involvement or other form of direct or indirect participation (roll-over or otherwise) in a potential transaction without the Company’s consent, and that no such negotiations took place prior to the execution of the Merger Agreement;

•

the fact that neither the Offer nor the Merger is conditioned upon any member of the Company’s management entering into any employment, equity contribution or other agreement or arrangement with Parent or Merger Sub, and that no such agreement or arrangement existed as of the date of the Merger Agreement;

•

the fact that appraisal rights under the DGCL are available to the stockholders of the Company who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and comply with the required procedures under the DGCL to perfect their appraisal rights, including the fact that such stockholders will have the right to demand appraisal and payment of the “fair value” of their Shares as determined by the Delaware Court of Chancery (see “Item 8. Additional Information “—Appraisal Rights”);

•	the likelihood that the Transactions would be consummated without significant delay based on, among other things:

•

the structure of the Transactions as a two-step acquisition of the Company, consisting of a tender offer followed by a second-step merger, and the fact that under the DGCL the Merger can be effected immediately following the consummation of the Offer, without a meeting or vote of the Company’s stockholders;

•

the fact that Parent and Merger Sub are required to extend the Offer on one or more occasions until the outside date under the Merger Agreement if at the scheduled expiration time of the Offer any of the Offer conditions is not satisfied or waived in order to permit the satisfaction of all Offer conditions (other than non-satisfaction of the Minimum Condition (as defined in the Merger Agreement), in respect of which Parent and Merger Sub are only required to extend the Offer on three occasions);

•

the limited and otherwise customary conditions to the Transactions, including (1) the absence of any conditions requiring the parties to obtain any affirmative regulatory approvals and the fact that, even though the Transactions do not require the obtaining of any required regulatory approvals prior to completion, Parent made commitments to obtain such required regulatory approvals in the Merger Agreement and (2) the fact that there is no financing condition to the completion of the Offer and the consummation of the Merger, which are substantial assurances that the Transactions would ultimately be consummated on a timely basis;

•

the ability of the Company to specifically enforce Parent’s and the Merger Sub’s obligations under the Merger Agreement, including (subject to the satisfaction of the other closing conditions) their obligations to consummate the Offer and the Merger; and

•

the fact that the outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

•	the Board’s review of the financial and other terms of the Merger Agreement, including, among others, the following specific terms of the Merger Agreement:

•	the Company’s ability, under certain circumstances, to furnish information to third parties making unsolicited takeover proposals and to engage in discussions and negotiations with such third parties;

•

the Board’s ability, under certain circumstances, to terminate the Merger Agreement in order to enter into an agreement providing for a competing takeover proposal, subject to the Company paying Parent a termination fee (which we refer to as the “Company Termination Fee”) of $3,769,099.18.

•

the Board’s ability, under certain circumstances, to withdraw or change its recommendation in favor of the Offer (which we refer to as an “Adverse Recommendation Change”) in response to a superior proposal, subject to the Company paying Parent the applicable Company Termination Fee if Parent terminates the Merger Agreement as a result of the Adverse Recommendation Change;

•

the Board’s ability, under certain circumstances, to make an Adverse Recommendation Change other than in response to a takeover proposal if the Board or any committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law;

•

the Board’s belief that the Company Termination Fee payable to Parent in certain circumstances, including if the Company terminated the Merger Agreement to accept a superior proposal or if Parent terminated the Merger Agreement as a result of an Adverse Recommendation Change, was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement and would not preclude or unreasonably deter another party from making a competing proposal for the Company following the announcement of the Transactions; and

•	the customary nature of the representations, warranties and covenants of the Company in the Merger Agreement.

•	the fact that the process was overseen by the Transaction Committee, which provided oversight and guidance along the way;

•	the Board’s views and opinions on the industry in which the Company participates and market competition; and

•	the risk that prolonging the strategic and financial review process further could have resulted in the loss of a favorable opportunity to successfully consummate a transaction with Parent.

In the course of their deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•

the potential upside in the Company’s strategic plan and the possibility that the Company would meet the Financial Forecasts (as defined in “Item 4. The Solicitation or Recommendation—Certain Company Forecasts”) despite the significant execution risks inherent therein if it were able to obtain the financing to do so;

•

the fact that, subsequent to the completion of the Transactions, the Company will no longer exist as an independent public company and that the stockholders of the Company will have no ongoing equity interest in the Surviving Company, meaning that the stockholders of the Company will cease to participate in its future earnings or growth or to benefit from any increases in the value of the Shares;

•	the restrictions in the Merger Agreement on the Company’s ability to actively solicit competing takeover proposals;

•

the fact that in certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal or if Parent or Merger Sub terminates the Merger Agreement as a result of an Adverse Recommendation Change, the Company would be required to pay Parent the Company Termination Fee, including the potential impact of the Company Termination Fee on the willingness of other potential bidders to propose takeover transactions;

•

the fact that the Company is required to provide Parent with written notice of any competing takeover proposal and four business days to match any superior proposal and two business days to match any subsequent modifications to such superior proposal, although the Board believed this would not preclude or unreasonably deter another party from making a competing takeover proposal for the Company following the announcement of the Transactions;

•

the possibility that the Transactions, including the Offer and the Merger, might not be consummated in a timely manner or at all, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, the Company will have incurred significant transaction costs, and the Company’s relationships with its partners, employees and other third parties may be adversely affected;

•

the fact that completion of the Transactions would require the satisfaction of certain closing conditions, including that no material adverse effect on the Company has occurred, that are not entirely within the Company’s control;

•

the risks and costs to the Company if the Transactions do not close, including negative effects on the trading price of the Shares, the diversion of management, the repayment of the Promissory Note and employee attention, potential employee attrition and the potential disruptive effect on business, vendor, landlord and customer relationships;

•

the fact that the Company will be reliant on amounts borrowed under the Promissory Note, which has a maturity date of October 16, 2023, and so the Company could be required to repay such amounts and face a shortage of liquidity if the conditions to the closing of the Transactions are not satisfied by that date.

•

the restrictions on the conduct of the Company’s business prior to the consummation of the Transactions, requiring the Company to conduct its business in the ordinary course, which may delay or prevent the Company from undertaking business opportunities that may arise or any other actions the Company would otherwise take with respect to its operations pending consummation of the Transactions;

•

the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Transactions are not consummated, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions;

•	the risk of litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions;

•

the fact that as an all-cash transaction the Transactions would be taxable to the Company’s stockholders for U.S. federal income tax purposes, although the Board believed that this was mitigated by the fact that the entire consideration payable in the Transactions would be cash, providing adequate cash for the payment of any taxes due; and

•

the fact that certain executive officers and directors of the Company may have interests in the Transactions that are different from, or in addition to, those of the Company’s stockholders (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company”).

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but rather includes the principal factors considered by the Board. The Board collectively reached the conclusion to approve the Transactions, in light of the various factors described above and other factors that the members of the Board believed were appropriate. The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather the Board viewed its positions and recommendation as being based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Opinion of the Company’s Financial Advisor

Opinion of William Blair & Company, L.L.C.

William Blair was retained to act as financial advisor to the Company in connection with a possible business combination. Pursuant to its engagement, the Board requested that William Blair render an opinion to the Board as to whether the Offer Price to be received by holders of Shares (other than (i) Shares that are owned by the Company as treasury stock, owned directly by Parent or Merger Sub or owned by any direct or indirect wholly-owned subsidiary of Parent (other than Merger Sub) or of Merger Sub, (ii) Shares with respect to which stockholders have properly exercised appraisal rights and (iii) Company Restricted Stock (collectively, the “Non-Participants”)) was fair, from a financial point of view, to such holders. On August 16, 2023, William Blair delivered its oral opinion to the Board (subsequently confirmed in its written opinion dated August 16, 2023) that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the Offer Price to be received by holders of Company Common Stock (other than Non-Participants) was fair, from a financial point of view, to such holders.

THE FULL TEXT OF WILLIAM BLAIR’S WRITTEN OPINION, DATED AUGUST 16, 2023, IS ATTACHED AS ANNEX A TO THIS SCHEDULE 14D-9 AND INCORPORATED INTO THIS SCHEDULE 14D-9 BY REFERENCE. YOU ARE URGED TO READ THE ENTIRE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY TO LEARN ABOUT THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY WILLIAM BLAIR IN RENDERING ITS OPINION. THE ANALYSIS PERFORMED BY WILLIAM BLAIR SHOULD BE VIEWED IN ITS ENTIRETY; NONE OF THE METHODS OF ANALYSIS SHOULD BE VIEWED IN ISOLATION. WILLIAM BLAIR’S FAIRNESS OPINION WAS DIRECTED TO THE BOARD FOR ITS USE AND BENEFIT IN EVALUATING THE FAIRNESS OF THE OFFER PRICE TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN NON-PARTICIPANTS) PURSUANT TO THE MERGER AGREEMENT AND RELATES ONLY TO THE FAIRNESS, AS OF THE DATE OF WILLIAM BLAIR’S FAIRNESS OPINION AND FROM A FINANCIAL POINT OF VIEW, OF THE OFFER PRICE TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN NON-PARTICIPANTS) IN THE MERGER. WILLIAM BLAIR’S FAIRNESS OPINION DOES NOT ADDRESS ANY OTHER ASPECTS OF THE MERGER OR ANY RELATED TRANSACTION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF COMPANY COMMON STOCK AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER ITS SHARES IN CONNECTION WITH THE OFFER OR HOW SUCH STOCKHOLDER SHOULD VOTE OR ACT WITH RESPECT TO THE TRANSACTIONS. WILLIAM BLAIR DID NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN THE TRANSACTIONS. THE FOLLOWING SUMMARY OF WILLIAM BLAIR’S FAIRNESS OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ITS FAIRNESS OPINION ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX A.

In connection with William Blair’s review of the Merger and the preparation of its opinion, William Blair examined:

•	the draft Merger Agreement, dated August 16, 2023, and William Blair assumed that the final form of the Merger Agreement would not differ from such draft in any material respect;

•	audited historical financial statements of the Company included in its filings with the SEC as of and for the three fiscal years ended December 31, 2022, 2021 and 2020;

•	unaudited financial statements of the Company included in its filings with the SEC as of and for the six-months ended June 30, 2023;

•	audited historical financial statements of IsoPlexis Corp., acquired by the Company on March 21, 2023, included in its filings with the SEC for the fiscal years ended December 31, 2022 and 2021;

•	internal unaudited pro forma financial information from fiscal year ending December 31, 2022;

•

certain internal business, operating and financial information and the Financial Forecasts (as defined below), prepared by the Company’s senior management and provided to William Blair on June 20, 2023, and sensitivities approved by the Company relating thereto (the “Sensitivities”);

•	information regarding publicly available financial terms of certain other transactions William Blair deemed relevant;

•	the financial position and operating results of the Company compared with those of certain other publicly traded companies William Blair deemed relevant; and

•	current and historical market prices and trading volumes of the Company common stock; and certain other publicly available information on the Company.

William Blair also held discussions with members of the Company’s senior management to discuss the foregoing, considered other matters that it deemed relevant to its analysis, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information provided to, examined by or otherwise reviewed or discussed with William Blair for purposes of its fairness opinion, including without limitation the Financial Forecasts provided by the Company’s senior management. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of the Company. William Blair was advised by the Company’s senior management that the Financial Forecasts examined by William Blair were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s senior management and at the direction of the Company have also applied the Sensitivities to the Financial Forecasts. In that regard, William Blair assumed, with the consent of the Board, that, (i) the Financial Forecasts would be achieved in the amounts and at the times contemplated thereby, taking into account the Sensitivities, and (ii) all material assets and liabilities (contingent or otherwise) of the Company were as set forth in the Company’s financial statements or other information made available to William Blair. William Blair did not express an opinion with respect to the Financial Forecasts, the Sensitivities, or the estimates and judgments on which they were based. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation payable to any of the Company’s officers, directors or employees (or any class of such persons) relative to the compensation payable to the Company’s other stockholders. William Blair’s opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of its opinion. It should be understood that, although subsequent developments may affect William Blair’s opinion, William Blair does not have any obligation to update, revise or reaffirm its opinion. William Blair did not make any determinations as to legal matters related to the Merger, and assumed that the Merger would be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Board the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at its fairness opinion. The financial analyses summarized below include information presented in a tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of the analyses described below does not represent the relative importance or weight given to those analyses by William Blair.

Selected Public Companies Analysis

William Blair reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for publicly traded companies in the life science tools sector with similar business models and financial profiles that William Blair deemed relevant. The companies selected by William Blair were: (i) BioLife Solutions, Inc. (ii) Standard BioTools Inc. (iii) NanoString Technologies, Inc., (iv) Akoya Biosciences, Inc., (v) MaxCyte, Inc. (vi) 908 Devices Inc., (vii) Alpha Teknova, Inc. and (viii) Rapid Micro Biosystems, Inc., which eight companies William Blair deemed appropriate comparisons to the Company based on the foregoing factors. William Blair considered the enterprise value for each company (including the Company), which William Blair calculated as the equity value of the company, plus total debt, minority interest and preferred stock, less cash and cash equivalents. The equity value of each company was calculated using the closing stock price as of August 14, 2023 (the latest practicable trading day for reference prior to the entry into the Merger Agreement), multiplied by the total diluted Shares outstanding (using the most recent publicly available information as of August 14, 2023). William Blair considered the enterprise value as a multiple of (i) last twelve months (“LTM”) revenue and (ii) next twelve months (“NTM”) expected revenue based on Wall Street consensus estimates for each company. William Blair then used the implied enterprise value based on the Offer Price of $1.00 to derive implied valuation multiples for the Company for LTM and NTM revenue based on Wall Street consensus estimates and the Financial Forecasts. William Blair compared the multiples implied for the Company based on the Offer Price to the range of trading multiples of the aggregate group of selected publicly traded life science tools companies. Information regarding the multiples derived from William Blair’s selected public company analysis is set forth in the following tables.

Company	Enterprise Value / LTM Revenue	Enterprise Value / NTM Revenue
908 Devices, Inc.	1.90x	1.68x
Akoya Biosciences, Inc.	2.98x	2.25x
Alpha Teknova, Inc.	1.90x	1.70x
BioLife Solutions, Inc.	3.42x	3.53x
MaxCyte, Inc.	4.52x	3.53x
NanoString Technologies, Inc	1.89x	1.37x
Rapid Micro Biosystems, Inc.(1)	N/A	N/A
Standard BioTools Inc.	3.90x	3.68x

(1)	Rapid Micro Biosystems, Inc. currently trades at a negative enterprise value.

	Implied Transaction Multiple	Selected Public Company Valuation Multiples(1)
		Min	Mean	Median	Max
Enterprise Value / LTM Revenue	0.97x	1.89x	2.93x	2.98x	4.52x
Enterprise Value / NTM Revenue
Management Forecast	0.89x	1.37x	2.54x	2.25x	3.68x
Wall Street Consensus Estimate	0.79x	1.37x	2.54x	2.25x	3.68x

(1)	Does not take into account Rapid Micro Biosystems, Inc. which trades at a negative enterprise value.

William Blair noted that, with respect to the enterprise value LTM and NTM revenue multiple, the analyzed implied valuation multiple for the Company based on the Offer Price was below the range of multiples of the selected publicly companies.

Although William Blair compared the trading multiples of the selected public companies to those implied for the Company, none of the selected public companies is directly comparable to the Company. Accordingly, any analysis of the selected public companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the implied value of the Company versus the trading multiples of the selected public companies.

Selected Precedent Transactions Analysis

William Blair performed an analysis of five selected transactions that closed subsequent to January 1, 2016 that involved the acquisition of companies in the life science tools sector with similar business models and financial profiles that William Blair deemed relevant. William Blair’s analysis was based solely on publicly available information regarding such transactions. Although none of the companies or transactions used in this analysis is directly comparable to the Company or the Transactions, the companies included in the selected transactions above were chosen by William Blair, among other reasons, because they are life science tools companies with certain business, operational, and/or financial characteristics that, for purposes of William Blair’s analysis, may be considered similar to those of the Company. William Blair did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available. The selected transactions were not intended to be representative of the entire range of possible life science tools transactions.

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of such transactions as a multiple of LTM revenue and NTM revenue based on the latest reported actual financial information or Wall Street consensus estimates, respectively, at the time of announcement for each respective transaction. William Blair considered the transaction multiples for the Company for the LTM and NTM revenue based on Wall Street consensus estimates and the Financial Forecasts and compared such multiples to the resulting range of transaction multiples. Information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following tables:

Date Announced	Target	Acquiror	Enterprise Value / LTM Revenue	Enterprise Value / NTM Revenue
December 2022	IsoPlexis	Berkeley Lights	3.18x	2.08x
April 2021	Luminex Corporation	DiaSorin	4.16x	3.71x
November 2020	Horizon Discovery Group	PerkinElmer	5.20x	4.55x
May 2016	Nanosphere	Luminex Corporation	4.42x	3.35x
January 2016	Affymetrix	Thermo Fisher Scientific	3.69x	3.57x

	Implied Transaction Multiple	Range of Selected Precedent Transaction Valuation Multiples
Multiple		Min	Mean	Median	Max
Enterprise Value / LTM Revenue	0.97x	3.18x	4.13x	4.16x	5.20x
Enterprise Value / NTM Revenue
Management Forecast	0.89x	2.08x	3.45x	3.57x	4.55x
Wall Street Consensus Estimate	0.79x	2.08x	3.45x	3.57x	4.55x

William Blair noted that the implied transaction multiples of LTM and NTM revenue based on consensus estimates and the Financial Forecasts for the Company based on the Offer Price was below the range of multiples of the selected transactions.

Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiple of the Company, none of these transactions or associated companies is identical to the Company or the transactions contemplated by the Merger Agreement. Accordingly, any analysis of the selected transactions necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors that would necessarily affect the implied value of the Company versus the values of the companies in the selected transactions.

Discounted Cash Flow Analysis

William Blair utilized the Financial Forecasts to perform a discounted cash flow analysis of the Company’s projected future free cash flows for the six months ending December 31, 2023 through December 31, 2028. Using the discounted cash flow methodology, William Blair calculated the present values of the projected after-tax unlevered free cash flows for the Company. In this analysis, William Blair exercised its professional judgment, based on its experience and expertise, and calculated the assumed terminal value of the Company with a range of 1.75x-3.75x of calendar year 2028 expected revenue. To discount the projected unlevered free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 25.0% to 27.0%. The discount rate range was derived based upon a weighted average cost of capital of the selected public companies using the capital asset pricing model.

William Blair aggregated the present value of the after-tax unlevered free cash flows over the applicable Financial Forecast period, the present value of the potential tax savings expected to result from the utilization of the Company’s federal net operating losses ($4 million), and the present value of the assumed terminal value. William Blair then derived a range of implied equity values per share by adding the Company’s net cash as of June 30, 2023 and dividing such amount by the Company’s total diluted Shares outstanding as of June 30, 2023, as adjusted to take into account the impact of dilutive securities based on the treasury stock method at the implied share price. This analysis resulted in a range of implied equity values of $0.80 to $2.26 per Share, as compared to the Offer Price.

At the direction of the senior management of the Company, given the liquidity position of the Company and the need for additional capital to finance the operations of the Company to achieve the Financial Forecasts, William Blair conducted an additional discounted cash flow analysis consistent with the above methodologies. In such analysis, William Blair assumed an immediate equity capital raise of $50 million by the Company both at a 0% discount and a 25% discount to the closing stock price as of August 14, 2023 (the latest practicable trading day for reference prior to the entry into the Merger Agreement). This analysis resulted in a range of implied equity values of $0.72 to $1.55 per Share in the 0% discount scenario and a range of implied equity values of $0.63 to $1.35 per share in the 25% discount scenario.

M&A Premiums Paid Analysis

William Blair reviewed data from 505 acquisitions of North American publicly traded companies announced across all industries since January 1, 2010 in which 100% of the target’s equity was acquired with equity values between $50 million and $150 million. Specifically, William Blair analyzed the acquisition price per Share as a premium to the closing Share price one day, one week and one month prior to the announcement of each transaction. William Blair compared the range of resulting per Share price premiums for the reviewed transactions to the premiums implied by the Offer Price based on Company Common Stock prices one day, one week and one month prior to each of August 14, 2023 (the latest practicable trading day for reference prior to the entry into the Merger Agreement). Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following tables:

Period	Implied Premium at $1.00/ share	Premiums Paid Data Percentile
		10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	64.3%	0.2%	12.4%	20.9%	28.2%	35.5%	45.0%	56.2%	68.7%	98.4%
One Week Prior	75.4%	1.4%	12.9%	22.5%	29.8%	38.2%	47.2%	58.0%	72.4%	100.0%
One Month Prior	62.3%	0.7%	16.0%	25.0%	31.2%	38.7%	48.6%	61.7%	74.5%	103.3%

General

This summary is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the Offer Price and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Offer Price to be received by the holders of Company Common Stock (other than Non-Participants). Rather, in rendering its oral opinion on August 16, 2023 (subsequently confirmed in its written opinion dated August 16, 2023) to the Board, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Offer Price to be received by the holders of Company Common Stock (other than Non-Participants) was fair, from a financial point of view, to such holders, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed transaction under the Merger Agreement. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of the Company or other parties involved in the Transactions for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities. William Blair is familiar with the Company, having been engaged on

May 31, 2023 in connection with advising the Company on potential strategic alternatives. William Blair received a fee in the amount $150,000 for such services. The Board hired William Blair based on its deep understanding of the Company’s business, and that William Blair had a significant wealth of experience in both the life science tools industry and in transactions of this type.

Fees

Pursuant to a letter agreement dated July 14, 2023, a fairness opinion fee of $1 million became payable to William Blair upon delivery of its fairness opinion. A fee of approximately $3.5 million, less the $1 million fairness opinion fee previously paid to William Blair, will become payable to William Blair upon the consummation of the Merger. No portion of the fees payable to William Blair were contingent on the conclusions reached by William Blair in William Blair’s fairness opinion. In addition, the Company agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts retained by William Blair) reasonably incurred by it in connection with its services and to indemnify William Blair against certain potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

Certain Company Forecasts

Other than annual guidance—including the guidance included in the Company’s press release dated May 11, 2023 and the update of such guidance in the Company’s press release dated August 14, 2023 (collectively, the “2023 Earnings Guidance”) with respect to full year revenue, gross margin, adjusted gross margin and operating expenses, some of which guidance the Company presents as a range—the Company does not, as a matter of course, publicly disclose forecasts as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, in connection with the Board’s and the Transaction Committee’s evaluation of strategic and financial alternatives and their evaluation of the Transactions, the Company’s management prepared certain nonpublic, unaudited prospective financial information for the fiscal years 2023 through 2028 (which we refer to as the “Financial Forecasts”) and the Company has included a summary of the Financial Forecasts in this Schedule 14D-9. The Financial Forecasts were furnished to (1) the Board, the Transaction Committee, William Blair (the Company’s financial advisor) and Parent in connection with the discussions concerning the Transactions and (2) certain other parties potentially interested in a transaction with the Company.

The Financial Forecasts were not prepared with a view toward public disclosure or complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles in the United States (“GAAP”).

No assurances can be made regarding future events and the estimates and assumptions underlying the Financial Forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which the Company operates and the risks and uncertainties described under “Item 8. Additional Information—Forward-Looking Statements”, all of which are difficult to predict and many of which are outside the control of the Company and, upon consummation of the Merger, will be beyond the control of Parent and the Surviving Company. The Company’s stockholders are urged to review the Company’s SEC filings for a description of risk factors with respect to the Company and its business. There can be no assurance that the assumptions underlying the Financial Forecasts will prove to be accurate or that the projected results will be realized. Actual results may differ materially from those reflected in the Financial Forecasts, whether or not the Merger is consummated. The inclusion in this Schedule 14D-9 of the Financial Forecasts should not be regarded as an indication that the Company, the Board, the Transaction Committee, William Blair, Parent or any other person considered, or now consider, these forecasts to be a reliable predictor of future results. The Financial Forecasts are not fact, and neither they nor any underlying assumptions should be relied on as being indicative of future results. Readers of this Schedule 14D-9 are cautioned not to place reliance on this information. The Financial Forecasts assumed that the Company would continue to operate as a standalone company and do not reflect any impacts of the Transactions, including the Offer and the Merger.

Certain of the financial measures included in the Financial Forecasts are “non-GAAP financial measures.” These are financial performance measures that are not calculated in accordance with GAAP. Investors should also note that the non-GAAP financial measures presented in this Schedule 14D-9 are not prepared under any comprehensive set of accounting rules or principles and do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. Investors should also note that the non-GAAP financial measures presented in this Schedule 14D-9 have no standardized meaning prescribed by GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, the non-GAAP financial measures in this Schedule 14D-9 and the accompanying footnotes may be calculated differently from, and may not be directly comparable to, similarly titled measures used by the Company’s competitors and other companies, or any similarly titled measures used by Parent or any of its affiliates.

Due to the inherent limitations of non-GAAP financial measures, investors should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures.

The Financial Forecasts included in this document have been prepared by, and are the responsibility of, the Company’s management. KPMG LLP, the Company’s independent auditor, has not audited, reviewed, examined, compiled or applied agreed upon procedures with respect to the accompanying Financial Forecasts and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report incorporated by reference in this document relates to the Company’s previously issued financial statements. It does not extend to the Financial Forecasts and should not be read to do so.

The non-GAAP financial measures included in the Financial Forecasts were first provided to William Blair on June 20, 2023 and were approved by the Board, acting by unanimous written consent, on July 13, 2023 for use by William Blair and were relied on by William Blair for its financial analysis in connection with the preparation of its opinion and by the Board and the Transaction Committee for their consideration of the Transactions. Financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction, such as the Financial Forecasts, are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the Financial Forecasts are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to the most directly comparable GAAP financial measure. Reconciliations of these non-GAAP financial measures were not provided to or relied on by the Board, the Transaction Committee or William Blair in connection with their respective evaluations of the Merger. Accordingly, the Company has not provided a reconciliation of the non-GAAP financial measures included in the Financial Forecasts to the relevant GAAP financial measures.

By including in this Schedule 14D-9 the Financial Forecasts below, neither the Company nor Parent nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Financial Forecasts. Accordingly, the Financial Forecasts should not be construed as financial guidance, nor relied on as such, and the Financial Forecasts may differ in important respects from the 2023 Earnings Guidance, some of which guidance was presented as a range when first issued and which the Company’s management prepared based on a different set of assumptions. The inclusion of the Financial Forecasts in this Schedule 14D-9 does not constitute an admission or representation by the Company that the information contained therein is material. The Financial Forecasts reflected the opinions, estimates and judgments of the Company’s management at the time they were prepared and have not been updated to reflect any subsequent changes. NONE OF THE COMPANY, PARENT OR MERGER SUB OR, AFTER CONSUMMATION OF THE MERGER, THE SURVIVING COMPANY, UNDERTAKES ANY OBLIGATION, EXCEPT AS REQUIRED BY LAW, TO UPDATE OR OTHERWISE REVISE THE FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION, CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS OR THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR.

The Financial Forecasts were relied on by the Board in reaching its determination on August 16, 2023 to (1) authorize and approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Transactions, including the Offer and the Merger, (2) determine that it is fair and in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement and consummate the Transactions, and declare the Merger Agreement and Transactions advisable, (3) resolve that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL and the Merger be effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer and (4) resolve to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer. The Financial Forecasts were the only forecasts prepared by management that were authorized by the Board for use by William Blair in connection with rendering its oral opinion delivered to the Board, which was subsequently confirmed by delivery of a written opinion dated as of August 16, 2023, and performing its financial analysis in connection therewith, as summarized in Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”.

The following table sets forth a summary of the Financial Forecasts. The summary of the Financial Forecasts is not included in this Schedule 14D-9 to induce any Company stockholder to tender their Shares in the Offer or to influence any Company stockholder to make any investment decision with respect to the Transactions, including whether or not to seek appraisal rights with respect to their Shares.

Financial Forecasts

	Fiscal Year Ending December 31,
($ in millions)	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$77	$105	$137	$179	$214	$250
Gross Profit	$48	$67	$91	$131	$157	$183
Adjusted EBITDA(1)	$(56)	$(24)	$(4)	$18	$26	$35
Net Operating Profit after Tax(2)	$(93)	$(52)	$(29)	$(3)	$5	$12
Unlevered Free Cash Flow(3)	$(87)	$(40)	$(17)	$3	$11	$16

(1)

Adjusted EBITDA, a non-GAAP term, is defined as earnings before interest expense, income taxes, depreciation and amortization plus stock-based compensation, restructuring costs and integration / deal costs.

(2)

Net Operating Profit after Tax, a non-GAAP term, is defined as Adjusted EBITDA less stock-based compensation, depreciation and amortization, restructuring costs, integration / deal costs and income taxes and was calculated by William Blair based on information approved or provided, as applicable, by the Company’s management and reviewed and approved by the Board for purposes of William Blair’s discounted cash flow analyses described in the section “—Opinion of the Company’s Financial Advisor.”

(3)

Unlevered Free Cash Flow, a non-GAAP term, is defined as Net Operating Profit after Tax plus depreciation and amortization less total capital expenditures and changes in net working capital and was calculated by William Blair based on information approved or provided, as applicable, by the Company’s management and reviewed and approved by the Board for purposes of William Blair’s discounted cash flow analyses described in the section “—Opinion of the Company’s Financial Advisor.”

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all of the Shares that they hold of record or beneficially own in the Offer. In addition, Dr. Khandros and Ms. Bloch have entered into a Tender and Support Agreement pursuant to which each has agreed, in their capacity as a stockholder of the Company, to tender all of their Shares, as well as any additional Shares they may acquire, to Merger Sub in the Offer, and as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Relationship with Parent and Merger Sub—Support Agreement.”

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company has retained William Blair as its financial advisor in connection with the Company’s analysis of its various strategic and financial options, including the Transactions and, in connection with such engagement, William Blair provided the opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto and is incorporated herein by reference.

For information regarding the Company’s retention of William Blair, see “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

During the past 60 days, except for (i) the scheduled vesting of Company RSUs and issuances by the Company of Shares with respect thereto, (ii) the scheduled vesting of Company Options, (iii) the grant of Company Options and Company RSUs in the ordinary course and (iv) the entry into the Support Agreement and the Promissory Note, no transactions with respect to the Shares have been effected by the Company or, to the Company’s knowledge, any of the Company’s directors, executive officers, affiliates or any of the Company’s subsidiaries, except as follows:

Name	Date of Transaction	Number of Shares	Price Per Share ($)	Nature of Transaction
Siddhartha Kadia	August 24, 2023	645,294	$0	Shares transferred as a bona fide gift for no consideration

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation”, as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Regulatory Approvals

Antitrust Compliance

Based upon an examination of publicly available and other information relating to the businesses in which the Company, Parent and Merger Sub are engaged, the Company believes that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws.

U.S. Antitrust. The Company, Parent and Merger Sub have determined that the acquisition of Shares in the Offer and the Merger does not require pre-closing notification under the HSR Act.

Foreign Antitrust. The Company and its subsidiaries do not meet filing thresholds for foreign antitrust premerger notifications outside the United States.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers, among other things) with an “interested stockholder” (defined generally to include (i) the owner of 15% or more of the outstanding voting stock of the corporation and (ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person) for a period of three years following the time such person became an “interested stockholder” unless (i) either the business combination or the transaction by which the person became an interested stockholder was approved by the board of directors of such corporation before such person became an interested stockholder, (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the person owned 85% or more of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In accordance with the provisions of Section 203 of the DGCL, the Board has approved the Merger Agreement and the Transactions, as described in Item 4 above, and Parent and Merger Sub have represented and warranted to the Company in the Merger Agreement that neither they nor any of their respective affiliates is or has been during the past three years an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Therefore, and assuming the truth of that representation, the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other Transactions.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement, the Merger, the Offer or the other Transactions and have not attempted to comply with any state anti-takeover laws or regulations other thanas described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Stockholder Approval Not Required

If the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer, together with the Shares then owned by Merger Sub is one Share more than 50% of the outstanding Shares, the Merger Sub does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares in the Offer, unless another date, time or place is agreed to in writing by Parent and the Company, without a stockholder vote to adopt the Merger Agreement or any other action by the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not properly tendered their Shares pursuant to the Offer and who have complied with the requirements under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger.

If the Merger is consummated, persons who do not wish to accept the Merger Consideration are entitled to seek appraisal of their Shares under Section 262 and, if all procedures described in Section 262 are strictly complied with, to receive payment in cash for the fair value of their Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Court of Chancery of the State of Delaware (“Delaware Court”), together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” of your Shares as determined by the Delaware Court may be more or less than, or the same as, the Merger Consideration that you are otherwise entitled to receive under the Merger Agreement. These rights are known as “appraisal rights”. This statement serves as a notice of such appraisal rights pursuant to Section 262.

Persons who exercise appraisal rights under Section 262 will not receive the Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement.

They will receive an amount determined to be the “fair value” of their Shares following petition to, and an appraisal by, the Delaware Court. Persons considering seeking appraisal should recognize that the fair value of their Shares determined under Section 262 could be more than, the same as or less than the Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. Strict compliance with the procedures set forth in Section 262 is required. Failure to comply strictly with all of the procedures set forth in Section 262 may result in the withdrawal, loss or waiver of appraisal rights. Consequently, and in view of the complexity of the provisions of Section 262, persons wishing to exercise appraisal rights are urged to consult their legal and financial advisors before attempting to exercise such rights.

A copy of Section 262 may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Section 262 and any amendments thereto after the date of this statement. Any person who desires to exercise his, her or its appraisal rights should carefully review Section 262 and is urged to consult his, her or its legal and financial advisors before electing or attempting to exercise such rights. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that persons seek to exercise their appraisal rights under Section 262. As used in this section entitled “Appraisal Rights”, the word “stockholder” means a holder of record of Shares, the words “beneficial owner” mean a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person and the word “person” means any individual corporation, partnership, unincorporated association or other entity. A person who loses his, her or its appraisal rights will be entitled to receive the Merger Consideration under the Merger Agreement.

A holder of record or a beneficial owner of Shares who (1) continuously holds such Shares through the Merger Effective Time, (2) has not voted in favor of or otherwise consented to the Merger in writing or otherwise withdrawn, lost or waived appraisal rights, (3) strictly complies with the procedures under Section 262, (4) does not thereafter withdraw his, her or its demand for appraisal of such Shares and (5) in the case of a beneficial owner, a person who (a) reasonably identifies in his, her or its demand the holder of record of the Shares for which the demand is made, (b) provides documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (c) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Chancery List (as defined below), will be entitled to receive the fair value of his, her or its Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court, together with interest, if any, to be paid upon the amount determined to be the fair value.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS STATEMENT CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive an amount in cash equal to the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to any Shares, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which acceptance for purchase of the Shares occurs, and 20 days after the date of mailing of this notice, send to the

Company at the address indicated below a written demand for appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand appraisal of his, her or its Shares;

•	not tender such Shares in the Offer, and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Merger Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Company will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal pursuant to the first bullet above on or within 10 days after the Merger Effective Time, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the Merger Effective Time. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

If you elect to demand appraisal of your Shares, you must satisfy each of the following conditions: the written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s). Such demand must be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and must provide an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Chancery List. You must hold your shares of Company common stock continuously through the Merger Effective Time, and you must comply with the other applicable requirements of Section 262.

A Company stockholder or beneficial owner who elects to exercise appraisal rights must mail his, her or its written demand for appraisal to the following address:

PhenomeX Inc.

5858 Horton Street, Suite 320

Emeryville, California, 94608

Attention: Corporate Secretary

A record holder who holds Shares as a nominee for others, such as a broker, fiduciary, depositary or other nominee, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. If you hold your Shares through a bank, broker or other nominee and you wish such holder, as the holder of record of your Shares, to exercise appraisal rights on your behalf, you should consult with your bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal on your behalf by your bank, broker or other nominee.

Within ten days after the Merger Effective Time, the surviving corporation must give written notice that the Merger has become effective to any beneficial owner who has demanded appraisal under Section 262. At any time within 60 days after the Merger Effective Time, any person who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the Merger Consideration specified by the Merger Agreement for that person’s Shares by delivering to the surviving corporation a written withdrawal of the demand for appraisal.

Filing a Petition for Appraisal

Within 120 days after the Merger Effective Time, but not thereafter, the surviving corporation and any person who has properly and timely demanded appraisal and otherwise complied with Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court, with a copy served on the surviving corporation in the case of a petition filed by a stockholder or beneficial owner of Shares, demanding a determination of the fair value of the Shares held by all persons that have demanded appraisal. There is no present intent on the part of the Company or the surviving corporation to file an appraisal petition and persons seeking to exercise appraisal rights should assume that the Company and the surviving corporation will not file such a petition or initiate any negotiations with respect to the fair value of Shares. Accordingly, persons who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. If, within 120 days after the Merger Effective Time, no petition has been filed as provided above, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the Merger Consideration under the Merger Agreement.

In addition, within 120 days after the Merger Effective Time, any person who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger and with respect to which demands for appraisal were received by the surviving corporation and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand for appraisal, the record holder of such shares will not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement must be given within ten days after the written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for the delivery of demands as described above, whichever is later.

Upon the filing of a petition by a person, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation shall be required to, within 20 days after such service, file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal of their Shares and with whom the surviving corporation has not reached agreements as to the value of such Shares (the “Chancery List”). The Register in Chancery, if so ordered by the Delaware Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation and to all such persons set forth on the Chancery List.

If a petition for an appraisal is timely filed by a person, at the hearing on such petition, the Delaware Court will determine which persons have complied with Section 262 and have become entitled to appraisal rights provided thereby. The Delaware Court may require the persons who have demanded an appraisal of their Shares and who hold Shares represented by certificates to submit their certificates of Shares to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such person. If immediately before the Merger, the shares of the class or series of stock of the corporation were listed on a national securities exchange, the Delaware Court will dismiss the appraisal proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of shares exceeds $1 million.

Determination of Fair Value

Upon application by the surviving corporation or any person entitled to participate in the appraisal proceedings, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to appraisal. Any person whose name appears on the Chancery List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

Where proceedings are not dismissed, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceedings the Delaware Court shall determine the fair value of the Shares taking into account all relevant factors, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the Merger Effective Time through the date the judgment is paid at five percent (5%) over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue after such payment only on the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid by the surviving corporation as part of the pre-judgment payment to the person.

When the fair value of the Shares is determined, the Delaware Court will direct the payment of such value, with interest thereon, if any, to the persons entitled to receive the same.

Although the Company believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and persons should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Moreover, the surviving corporation does not anticipate offering more than the Merger Consideration to any person exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of the relevant shares of Company common stock is less than the Merger Consideration.

In determining “fair value”, the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.

In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting person’s exclusive remedy.

The cost of the appraisal proceeding may be determined by the Delaware Court and taxed upon the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each person is responsible for his, her or its attorneys’ and expert witness fees, although, upon application of a person whose name appears on the Chancery List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court may order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ and expert witness fees, be charged pro rata against the value of all shares of Company common stock entitled to appraisal not dismissed pursuant to Section 262(k) of the DGCL or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k) of the DGCL. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

From and after the Merger Effective Time, no person who has duly demanded appraisal in compliance with Section 262 will be entitled to vote for any purpose any Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or distributions payable to Company stockholders at a date prior to the Merger Effective Time.

No appraisal proceeding in the Delaware Court shall be dismissed as to any person without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under Section 262(j) of the DGCL; provided, however, that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined such a proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Merger Effective Time. If no petition for appraisal is filed with the Delaware Court within one hundred twenty days after the Merger Effective Time, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the Merger Consideration under the Merger Agreement.

If you wish to exercise your appraisal rights with respect to any Shares, you must not tender such Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you tender your Shares in the Offer or fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. To the extent there are any inconsistencies between the foregoing summary, on the one hand, and Section 262, on the other hand, Section 262 will govern. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Litigation

None.

Forward-Looking Statements

This communication contains forward-looking statements in addition to historical information. This communication contains “forward-looking statements” regarding the potential acquisition of the Company. All statements, other than statements of historical facts, including statements concerning Parent’s and the Company’s plans, objectives, goals, beliefs, strategy and strategic objectives, future events, business conditions, results of operations, financial position, business outlook, business trends and other information, may be forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “potential” “predict,” “project,” “seek,” “should,” “strategy,” “target,” or “will” or the negatives of these terms or variations of them or similar terminology. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties include, but are not limited to: the risk that the closing conditions for the proposed transaction will not be satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement entered into in accordance with the proposed transaction; uncertainty as to the percentage of the Company stockholders that will support the proposed transaction and tender their Shares in the Offer; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s Common Stock; and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company to retain and hire key personnel and to maintain relationships with customers, vendors, employees, stockholders and other business partners and on its operating results and business generally. For further discussion of these and other risks and uncertainties, see Parent’s and the Company’s most recent Form 10-K and Form 10-Q filings with the SEC. Except as required by law, neither Parent nor the Company undertakes any duty to update forward-looking statements to reflect events after the date of this press release.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 31, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Bruker Corporation and Bird Mergersub Corporation on August 31, 2023 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal on August 31, 2023 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Text of joint press release issued by PhenomeX Inc. and Bruker Corporation, dated August 17, 2023 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by PhenomeX Inc. with the Securities and Exchange Commission on August 17, 2023).

(a)(5)(B)	Siddhartha Kadia’s letter to employees dated August 18, 2023 (incorporated by reference to Exhibit 99.1 to PhenomeX Inc.’s Schedule 14D9-C filed on August 18, 2023).

(a)(5)(C)	Town Hall Meeting materials, dated August 18, 2023 (incorporated by reference to Exhibit 99.2 to PhenomeX Inc.’s Schedule 14D-9-C filed on August 18, 2023).

(a)(5)(D)	Employee FAQ, distributed August 18, 2023 (incorporated by reference to Exhibit 99.1 to PhenomeX Inc.’s Schedule 14D-9-C filed on August 18, 2023).

(a)(5)(E)	Opinion of William Blair, dated as of August 16, 2023 (included as Annex A to this Schedule 14D-9).

(e)(1)	Promissory Note, dated as of August 17, 2023, by and among Bruker Corporation, PhenomeX Inc. and IsoPlexis Corporation. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by PhenomeX Inc. with the U.S. Securities and Exchange Commission on August 17, 2023 (File No. 001-39388)).

(e)(2)	Agreement and Plan of Merger, dated as of August 17, 2023, by and among Bruker Corporation, Bird Mergersub Corporation and PhenomeX Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by PhenomeX Inc. with the Securities and Exchange Commission on August 17, 2023(File No. 001-39388)).

(e)(3)	Confidentiality Agreement, dated as of July 11, 2023, between PhenomeX, Inc. and Bruker Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Tender and Support Agreement, dated as of August 17, 2023, by and among Bruker Corporation, Bird Mergersub Corporation, PhenomeX Inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PhenomeX Inc. with the U.S. Securities and Exchange Commission on August 17, 2023 (File No. 001-39388)).

(e)(5)	Berkeley Lights, Inc. 2011 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1(a) to the Form S-1 filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on June 26, 2020 (File No. 333-239487)).

(e)(6)	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.1(b) to the Form S-1 filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on June 26, 2020 (File No. 333-239487)).

(e)(7)	Berkeley Lights, Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.2(a) to the Form S-1/A filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on July 13, 2020 (File No. 333-239487)).

(e)(8)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.2(b) to the Form S-1/A filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on July 13, 2020 (File No. 333-239487)).

(e)(9)	Form of Restricted Stock Award Agreement under the 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.2(c) to the Form S-1/A filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on July 13, 2020 (File No.333-239487)).

(e)(10)	Form of Restricted Stock Unit Award Grant Notice under the 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.2(d) to the Form S-1/A filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on July 13, 2020 (File No.333-239487)).

(e)(11)	IsoPlexis Corporation 2014 Stock Plan (incorporated by reference to Exhibit 10.14 to the Form S-1/A filed by IsoPlexis Corporation with the U.S. Securities and Exchange Commission on August 20, 2021 (File No. 333-258046)).

(e)(12)	Form of Notice of Grant under the IsoPlexis Corporation 2014 Stock Plan (incorporated by reference to Exhibit 10.15 to the Form S-1/A filed by IsoPlexis Corporation with the U.S. Securities and Exchange Commission on August 20, 2021 (File No. 333-258046)).

(e)(13)	IsoPlexis Corporation 2021 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 99.2 to the Form S-8 filed by IsoPlexis Corporation with the U.S. Securities and Exchange Commission on October 8, 2021 (File No. 333-260161)).

(e)(14)	Notice of Restricted Stock Award Agreement under the 2021 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.21 to the Form 10-Q filed by IsoPlexis Corporation with the U.S. Securities and Exchange Commission on November 12, 2021 (File No. 001-40894)).

(e)(15)	2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Form S-1/A filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on July 13, 2020 (File No.333-239487)).

(e)(16)	Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on March 12, 2021 (File No.001-39388)).

(e)(17)	Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit incorporated by reference to Exhibit 10.5 to the Form S-1/A filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on July 13, 2020 (File No.333-239487)).

(e)(18)	Employment Agreement, by and between Berkeley Lights, Inc. and Siddhartha Kadia (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on May 9, 2022 (File No. 001-39388)).

(e)(19)	Form Executive Change in Control Severance Agreement (incorporated by reference to Exhibit 10.6 to the Form S-1/A filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on July 13, 2020 (File No.333-239487)).

(e)(20)	Change in Control and Severance Agreement, by and between Berkeley Lights and Siddhartha Kadia (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by Berkeley Lights, Inc. with the U.S. Securities and Exchange Commission on May 9, 2022 (File No. 001-39388)).

(e)(21)	Form of Retention Bonus Letter.

Annex A—William Blair Opinion Letter, dated August 16, 2023.

Annex B—Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PHENOMEX INC.

By:	/s/ Scott Chaplin
Name:	Scott Chaplin
Title:	Chief Legal Officer

Dated: August 31, 2023

ANNEX A

PhenomeX Inc.

Board of Directors

5858 Horton Street, Suite 320

Emeryville, California 94608

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (collectively the “Stockholders”) of the outstanding shares of Common Stock, par value $0.00005 per share (the “Company Common Stock”), of PhenomeX, Inc., a Delaware corporation (the “Company”) of the $1.00 per share in cash (the “Consideration”) proposed to be paid to the Stockholders pursuant to an Agreement and Plan of Merger by and among, Bruker Corporation, a Delaware corporation (“Parent”), Bird Mergersub Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase all outstanding shares of Company Common Stock for a per share price equal to the Consideration. The Merger Agreement further provides that following the completion of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transactions”) and each outstanding share of Company Common Stock (other than (i) shares of Company Common Stock that are owned by the Company as treasury stock, owned directly by Parent or Merger Sub or owned by any direct or indirect wholly-owned subsidiary of Parent (other than Merger Sub) or of Merger Sub (collectively, the “Owned Company Shares”), (ii) shares with respect to which Stockholders have properly exercised appraisal rights (the “Dissenting Shares”) and (iii) Company Restricted Stock (as defined in the Merger Agreement)) will be converted into the right to receive a per share price equal to the Consideration. The terms and conditions of the Transactions are set forth more fully in the Merger Agreement.

In connection with our review of the proposed Transactions and the preparation of our opinion herein, we have examined: (a) the draft Merger Agreement, dated August 16, 2023, and we have assumed that the final form of the Merger Agreement will not differ from such draft in any material respect; (b) audited historical financial statements of the Company included in its filings with the Securities and Exchange Commission (the “SEC”) as of and for the three fiscal years ended December 31, 2022, 2021 and 2020; (c) unaudited financial statements of the Company included in its filings with the SEC as of and for the six-months ended June 30, 2023; (d) audited historical financial statements of IsoPlexis Corp., acquired by the Company on March 21, 2023, included in its filings with the SEC for the fiscal years ended December 31, 2022 and 2021; (e) certain internal unaudited pro forma financial information from fiscal year ending December 31, 2022; (f) certain internal business, operating and financial information and forecasts of the Company for the fiscal years ending December 31, 2023 through December 31, 2028, including certain estimates as to potentially realizable existing federal net operating loss carryforwards expected to be utilized by the Company (the “Forecasts”) and sensitivities approved by the Company relating thereto (the “Sensitivities”), prepared by the senior management of the Company and provided to us on June 20, 2023; (g) information regarding publicly available financial terms of certain other transactions we deemed relevant; (h) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (i) current and historical market prices and trading volumes of the common stock of the Company; and (j) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition or financing of the Company.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information provided to, examined

A-1

by or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts provided by senior management of the Company. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company and at the direction of the Company have also applied the Sensitivities to the Forecasts. In that regard, we have assumed, with your consent, that, (i) the Forecasts will be achieved in the amounts and at the times contemplated thereby, taking into account the Sensitivities, and (ii) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. We express no opinion with respect to the Forecasts, the Sensitivities, or the estimates and judgments on which they are based. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the compensation to other stockholders. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have not made any determinations as to legal matters related to the Transactions, and have assumed that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or other parties involved in the Transactions for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided only for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Transactions. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Consideration in connection with the Transactions, and we do not address the merits of the underlying decision by the Company to engage in the Transactions and this opinion does not constitute a recommendation to any Stockholder as to whether such Stockholder should tender its shares of Company Common Stock in connection with the Offer or how such Stockholder should vote or act with respect to the Transactions or any matter relating thereto. We do not express any opinion as to any tax or other consequences that might result from the Transactions, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent except that this opinion may be included in its entirety with a solicitation/recommendation statement used in connection with the Transaction that is required to be filed with the SEC. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Stockholders (other than with respect to the Owned Company Shares, the Dissenting Shares and the Company Restricted Stock).

Very truly yours,

/s/ William Blair & Company, L.L.C.

WILLIAM BLAIR & COMPANY, L.L.C.

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ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to §  228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to §  251, §  252, §  254, §  255, §  256, §  257, §  258, §  263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or §  267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to §  228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in §  251(h)(2) of this title), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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